07022125

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Prime Minerals Limited

*CURRENT ADDRESS 34 Parliament Place
West Perth WA 6005
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 06 2007
THOMSON FINANCIAL

FILE NO. 82- 35075 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

BEST AVAILABLE COPY

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [ ]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [X]

DEF 14A (PROXY) [ ]

OICF/BY: MAC

DAT : April 3, 2007

SCHEDULE I

Documents made public, filed or distributed since 1 July 2005

No	Document Date	Document Name
1.	10/11/2006	Disclosure Document
2.	28/12/2006	Admission to Official List
3.	28/12/2006	ASX Circular – Commencement of Official Quotation
4.	28/12/2006	Terms and Conditions of Options on Issue
5.	28/12/2006	Pre-Quotation Disclosure
6.	28/12/2006	Distribution Schedule
7.	28/12/2006	Number and Escrow period of Restricted Securities
8.	28/12/2006	Top 20 shareholders
9.	28/12/2006	Confirmation and completion of all acquisition agreements
10.	28/12/2006	Pre-JORC Target Mineralisation
11.	28/12/2006	Appendix 1A
12.	28/12/2006	Employee Share Option Plan Rules
13.	28/12/2006	Constitution
14.	04/01/2007	FRX ann: New Gold JV With Prime Minerals
15.	10/01/2007	Initial Director's Interest Notice x4
16.	30/01/2007	Becoming a substantial holder
17.	30/01/2007	Becoming a substantial holder
18.	31/01/2007	Resignation Director & Final Director's Interest Notice
19.	31/01/2007	Second Quarter Activities & Cashflow Report

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED
2007 FEB 27 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MARKET RELEASE

28 December 2006

Prime Minerals Limited

ADMISSION TO OFFICIAL LIST

Prime Minerals Limited was admitted to the Official List of Australian Securities Exchange Limited on Thursday 28 December 2006.

Official Quotation of the following securities will commence at 11.30 am E.D.S.T. (9.30 am W.D.S.T.) on Wednesday, 3 January 2007.

12,175,001	ordinary shares fully paid issued at $0.20

Security Code: PIM

Narissa Taylor

Narissa Taylor
Adviser, Issuers (Perth)

ASX
AUSTRALIAN SECURITIES EXCHANGE

COMMENCEMENT OF OFFICIAL QUOTATION- PRIME MINERALS LIMITED

Prime Minerals Limited (the "Company") was admitted to the official list of the Australian Securities Exchange Limited on Thursday, 28 December 2006.

Official quotation of the Company's securities will commence on Wednesday, 3 January 2007.

Quoted Securities:	12,175,001 fully paid ordinary shares
ASX Code:	PIM
Time:	11.30 am EDST (9.30 am WDST)
Date:	3 January 2007
ITS Abbreviation:	PRIME MIN
ISIN:	AU000000PIM9
Home Branch:	Perth
Industry Classification:	Metals and Mining
Registered Office:	34 Parliament Place WEST PERTH WA 6005 Ph: (08) 9488 5299 Fax: (08) 9321 6699
Company Secretary:	Bruce Waddell
Share Registry:	Computershare Investor Services Pty Ltd Level 2, Reserve Bank Building 45 St Georges Terrace PERTH WA 6000 Ph: (08) 9323 2000
Manager to the issue:	Maiden Capital Pty Ltd
Balance Date:	30 June

CHESS:	Participating. The Company will also operate an issuer sponsored subregister.
State of Incorporation:	Western Australia
ASX restricted securities:	See below
Dividend Policy:	None
Activities:	Exploration for gold and uranium
Securities not quoted:	19,175,000 ordinary shares fully paid classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation. 2,200,000 options exercisable at 20 cents on or before 31 October 2009 classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation. 1,000,000 ordinary shares fully paid classified by ASX as restricted securities and to be held in escrow for a period of 12 months from date of issue being 31 August 2006.

ASX Contact:	Ben Donovan
Business Unit	Issuers Perth
Ext.No:	6025
Date:	28 December 2006

PRIME MINERALS LIMITED
TERMS AND CONDITIONS OF OPTIONS ON ISSUE **ANNEXURE "I"**

(i) Each Option entitles the holder to subscribe for one share at an exercise price of $0.20 per share ("Exercise Price").

(ii) The Options shall lapse at 5.00p.m. Western Standard Time on 31 October 2009.

(iii) The Options shall be exercisable wholly or in part by notice in writing to the Company at any time until the expiry date and upon payment of the designated exercise price per option.

(iv) There are no participating rights or entitlements inherent in these Options and holders of Options will not be entitled to participate in new issues of capital which may be offered to shareholders during the currency of the Options.

(v) Shares issued on the exercise of the options will rank pari passu with the then existing issued ordinary capital.

(vi) The Company shall, in accordance with Listing Rule 2.8, make application to have Shares allotted pursuant to an exercise of Options listed for Official Quotation, subject to the Company being a company listed on ASX.

(vii) In the event of any re-organisation of capital of the Company, all rights of the Option Holder will be changed to the extent necessary to comply with the Listing Rules applying to a re-organisation of capital at the time of the re-organisation in accordance with the Listing Rules.

(viii) The Options will not give any right to participate in dividends until Shares are allotted pursuant to the exercise of the relevant Options.

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

28 December 2006

PRIME MINERALS LIMITED

PRE-QUOTATION DISCLOSURE

Prime Minerals Limited was admitted to the Official List of ASX Limited on Thursday 28 December 2006.

Official Quotation of the following securities will commence at 11.30 am E.D.S.T. (9.30 am W.D.S.T.) on Wednesday, 3 January 2007.

The following information is released as pre-quotation disclosure.

1. Distribution schedule - Appendix 1A, paragraph 48.
2. Top 20 holders.
3. Appendix 1A.
4. Constitution.
5. Number and escrow period of restricted securities.
6. Terms and Conditions of options employee option plan, and the options on issue.
7. Confirmation of the completion of the Tenement Acquisition Agreements.
8. A statement outlining pre-JORC estimates.

Security Code: PIM

Narissa Taylor

Narissa Taylor
Adviser, Issuers (Perth)

CRP/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** Range Of Units Summary *** (RSP510:18.13:211206)

PRIME MINERALS LIMITED/PIM RUN NUMBER 0007 21/12/2006 PAGE : 1

	1 to 1000	1001 to 5000	5001 to 10000	10001 to 100000	100001 to (MAX)	* TOTAL *	Less Than N/Parcel of 10000
*G1/ORDINARY SHARES							
Holders							
Issuer			192	152	21	365	
Chess			54	55	3	112	
Total			246	207	24	477	
Units							
Issuer			1920000	5776500	21760001	29456501	
Chess			540000	1968500	385000	2893500	
Total			2460000	7745000	22145001	32350001	

TOTAL HOLDERS FOR CLASSES SELECTED 477

TOTAL UNITS " " " 32350001

****

********** NUMBER OF PAGES WRITTEN = 1 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN = 16 ****

****

PRIME MINERALS LIMITED
SECURITIES SUBJECT TO ESCROW

ANNEXURE "J"

	Shares
Restricted from trading for 24 months from date of Official Quotation	19,175,000
Restricted from trading for 12 months from date of issue (31/08/2006)	1,000,000
Total Escrowed Securities	**20,175,000**
Tradeable Securities	12,175,001
Total Issued Securities	**32,350,001**

	Options
Restricted from trading for 24 months from date of Official Quotation	2,200,000
Total Escrowed Securities	**2,200,000**
Tradeable Securities	0
Total Issued Securities	**2,200,000**

CLASS GROUP: *G1/ORDINARY SHARES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	RULSTON PTY LTD 168 STIRLING HIGHWAY NEDLANDS WA 6009	7,010,000	21.67	1
	COLBURN NOMINEES PTY LTD 32 CHARLES STREET SOUTH PERTH WA 6151	7,000,000	21.64	2
	EQUIT NOMINEES PTY LTD PO BOX 953 WEST PERTH WA 6872	1,000,001	3.09	3
	CANGU PTY LTD <CANGU FAMILY A/C> 52 KING WILLIAM STREET GREENWICH NSW 2065	1,000,000	3.09	4
	ELLAZ PTY LTD <THE RIPPER FAMILY A/C> 9 SEAGATE TURN KINROSS WA 6028	1,000,000	3.09	5
	BLUEBASE PTY LTD 31 GILLETT DRIVE KARDINYA WA 6163	500,000	1.55	6
	MR GEOFFREY WILLIAM EVANS PO BOX 7315 PERTH WA 6850	500,000	1.55	7
	ICERIG NOMINEES PTY LTD PO BOX 955 COTTESLOE WA 6911	500,000	1.55	8
	QUEENSWAY INVESTMENTS PTY LTD PO BOX 248 HAMILTON HILL WA 6963	500,000	1.55	9
	EXCHANGE MINERALS LTD PO BOX 9091 SAIF ZONE SHARJAH UNITED ARAB EMIRATES	450,000	1.39	10
	DISTINCT RACING & BREEDING PTY LTD PO BOX 955 COTTESLOE WA 6911	400,000	1.24	11
	EKUL NOMINEES PTY LTD 66/250 BEAUFORT STREET	310,000	0.96	12

CLASS GROUP: *G1/ORDINARY SHARES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	PERTH WA 6000			
	MS JESSICA ORIWIA GUSH 4 CONDIL COURT KARAWARA WA 6152	300,000	0.93	13
	JOHNSTONE PROPERTIES PTY LTD PO BOX 4271 MYAREE BC WA 6960	250,000	0.77	14
	WEST COAST PROJECTS PTY LTD <BRUCE HAWLEY S/FUND A/C> PO BOX 725 SCARBOROUGH WA 6922	250,000	0.77	15
	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD GPO BOX 1257L MELBOURNE VIC 3001	155,000	0.48	16
	REDEMOND PTY LTD 31 CHALLENGE BOULEVARD WANGARA WA 6065	150,000	0.46	17
	MR ANDREW DAVID WILSON & MRS JILLIAN GAE WILSON <WILSON FAMILY A/C> 73 SANDALWOOD DRIVE GREENWOOD WA 6024	150,000	0.46	18
	MR MARK Z SUMICH <MARK SUMICH SUPER FUND A/C> 14/51 ELIZABETH BAY ROAD ELIZABETH BAY NSW 2011	130,000	0.40	19
	BRILL ENTERPRISES PTY LTD 54 CAMPSBOURNE STREET BALCATTA WA 6021	125,000	0.39	20
	*** REPORT TOTAL ***	21,680,001	67.02	
	*** REMAINDER ***	10,670,000	32.98	
	*** GRAND TOTAL ***	32,350,001	100.00	

TOTAL CURRENT HOLDERS MEETING CRITERIA FOR THIS REPORT: 477

CLASS GROUP: *G1/ORDINARY SHARES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK

********** NUMBER OF PAGES WRITTEN = 3 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN = 90 ****

Prime Minerals Limited
ACN 120 658 497

34 Parliament Place
WEST PERTH WA 6005
P: 08 9488 5299
F: 08 93216699
W: www.primeminerals.com.au

21 December 2006

The Manager
Company Announcements Platform
Australian Stock Exchange Limited
Level 10, 20 Bond Street
SYDNEY NSW 2000

Dear Sir,

Re: Confirmation of Completion of All Acquisition Agreements

Pursuant to the Company's application for listing, the Company is pleased to advise that all acquisition agreements have now been completed.

Specifically we confirm that;

1. the acquisition of all shares in Fineloop Holdings Pty Ltd, the owner of E57/591 and the applicant for E57/618, and payment of $80,000 has been completed.
2. the acquisition of all shares in Megaworld Pty Ltd, the applicant for E47/1496, E47/1497 and E47/1498, and payment of $50,000 has been completed.
3. The acquisition of all shares in Mitis Resources Pty Ltd, the applicant for E57/658 and E57/659, and the issue of 14 million fully paid ordinary shares in the company has been completed.
4. The acquisition of all shares in Wildfire Property Investments Pty Ltd, the applicant for E47/1729, and payment of $20,000 has been completed.

Yours faithfully,

B.O. Waddell

Bruce Waddell
Director

Prime Minerals Limited
ACN 120 658 497

34 Parliament Place
WEST PERTH WA 6005
P: 08 9488 5299
F: 08 9321 6699
W: www.primeminerals.com.au

21 December 2006

The Manager
Company Announcements Platform
Australian Stock Exchange Limited
Level 10, 20 Bond Street
SYDNEY NSW 2000

Dear Sir,

Re: Pre-JORC Target Mineralisation

In the company's Prospectus dated 10 November 2006, specifically on pages 1, 3, 5, 7, 8 and 10, reference is made to pre-JORC target mineralisation. It should be noted in relation to these references that such pre-JORC target mineralisation is conceptual in nature and is not to be construed as a mineral resource or ore reserve. It is based on limited exploration to date and at this stage it is uncertain whether future exploration will in fact result in the discovery of a mineral resource or ore reserve.

Yours faithfully,

B.O. Waddell

Bruce Waddell
Director

Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. *Application for admission to the +official list;*
2. *Information to be completed; and*
3. *Agreement to be completed.*

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Part 1 - Application for admission to the official list

Name of entity	ABN
Prime Minerals Limited	61 120 658 497

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

2 +Main class of +securities

Number	+Class
32,350,001	ORD

3 Additional +classes of +securities (except +CDIs)

Number to be quoted	+Class
Nil	OPTIONS, 20 cent, 31 Oct 2009

+ See chapter 19 for defined terms.

Number not to be quoted	+Class
2,200,000	OPTIONS, 20 cent, 31 Oct 2009

4	Telephone number, postal address for all correspondence, general fax number, fax number for +company announcements office to confirm release of information to the market, and e-mail address for contact purposes.	Tel: 08 9488 5299 Fax: 08 9321 6699 Address: 34 Parliament Place West Perth WA 6005 Email: admin@primeminerals.com.au
5	Address of principal +security registries for each +class of +security (including +CDIs)	Computershare Investor Services Pty Ltd Level 2 Reserve Bank Building 45 St Georges Tce Perth WA 6000
6	Annual balance date	30 June

Companies only

(Other entities go to 19)

7	Name and title of chief executive officer/managing director	Mr Emilio Pietro Del Fante – Executive Director
8	Name and title of chairperson of directors	Mr Bruce Richard Hawley - Chairman
9	Names of all directors	Mr Bruce Richard Hawley (Chairman) Mr Emilio Pietro Del Fante (Executive Director) Mr Vincent Kenneth Hyde (Non-Executive Director) Mr Bruce David Waddell (Non-Executive Director)

+ See chapter 19 for defined terms.

10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	Pursuant to clause 14.4 of the Constitution, at least 1/3 of the directors must retire from office at each AGM and no director may retain office for more than 3 years or until the third AGM following the director's appointment, whichever is longer. There is no entitlement to participate in profits other than in respect of ordinary share holdings.
11	Name and title of company secretary	Mr Bruce David Waddell
12	Place of incorporation	Perth, Australia
13	Date of incorporation	27 July 2006
14	Legislation under which incorporated	Corporations Act 2001
15	Address of registered office in Australia	34 Parliament Place West Perth WA 6005
16	Month in which annual meeting is usually held	As the company has been in existence for less than one year it has not yet held an AGM. Intention is for meeting to be held annually in November.
17	Months in which dividends are usually paid (or are intended to be paid)	Not applicable. The Company does not expect to declare a dividend during the evaluation and development stage of its projects. Subject to the Company attaining sustained profitability, the Directors will consider paying dividends subject to available cash flow and capital requirements.
18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A

+ See chapter 19 for defined terms.

18A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	N/A

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive officer/managing director of the responsible entity	N/A
20	Name and title of chairperson of directors of responsible entity	N/A
21	Names of all directors of the responsible entity	N/A
22	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	N/A
23	Name and title of company secretary of responsible entity	N/A

+ See chapter 19 for defined terms.

23A	Trusts only - the names of the members of the compliance committee (if any)	N/A
24	Place of registration of the entity	N/A
25	Date of registration of the entity	N/A
26	Legislation under which the entity is registered	N/A
27	Address of administration office in Australia of the entity	N/A
28	If an annual meeting is held, month in which it is usually held	N/A
29	Months in which distributions are usually paid (or are intended to be paid)	N/A
30	If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A
30A	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	N/A

+ See chapter 19 for defined terms.

About the entity

All entities

Item	Tick to indicate you are providing the information or documents		Where is the information or document to be found? (eg, prospectus cross reference)
31	☐	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	Prospectus section 3.1 (page 15) Evidence of compliance with spread requirements will be provided in due course.
32	☐	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	Enclosed one 'pdf' copy. Additional printed copies will be provided when available.
33	☐	Cheque for fees	Cheque for $22,579.86 is enclosed.
34	☐	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	CHESS and issuer sub-registers
35	☐	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement)	Refer Annexure "A"
36	☐	A certified copy of any restriction agreement entered into in relation to +restricted securities	Will be provided following ASX response to escrow submission accompanying this Application
37	☐	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	Will be provided following ASX response to escrow submission accompanying this Application
38	☐	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	Refer Annexure "B" – Certificate of Registration dated 27/7/06. - Certificate of Registration on Change of Name to Prime Minerals dated 31/8/06
39	☐	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	N/A

+ See chapter 19 for defined terms.

40	☐	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	Refer Annexure "C"
			Where is the information or document to be found? (eg. prospectus cross reference)
41	☐	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	Refer Annexure "C"
42	☐	A brief history of the entity or, if applicable, the group	Company was incorporated on 27/7/06 initially as Noble Resources Ltd. Initial directors were Bruce Waddell, Vince Hyde and Peter Del Fante. The members and directors resolved to change the name to Prime Minerals to avoid confusion with a foreign company of the same name with investments in Australia. Change of name was registered on 31 August 2006. Share capital of $235,000 was raised in August 2006. In September 2006, Prime entered into four Share Sale agreements to acquire 100% of the issued capital of companies holding tenements in Lake Mason, Barrambie and Dales Gorge/Tom Price. In October 2006, entered into JV assignment deed over Star of Mangaroon project area. Mr Bruce Hawley was appointed to the Board. Lodged prospectus on 31 October 2006.
42A	☐	Copy of agreement with ASX that documents may be given to ASX and authenticated electronically.	Refer Annexure "D"

About the securities to be quoted

All entities

43	☐	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	Securities to be quoted are ordinary fully paid shares. They are the only class of securities on issue other than director options and consultant options for which quotation will not be sought.

+ See chapter 19 for defined terms.

44	☐	Voting rights of +securities to be quoted	Subject to the Constitution of the Company and any rights or restrictions at the time being attached to a class of shares, at a general meeting of the Company every Shareholder present in person, or by proxy, attorney or representative has one vote on a show of hands, and upon a poll, one vote for each Share held by the Shareholder. In the case of an equality of votes, the chairperson has a casting vote.
45	☐	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	Refer Annexure "E"
46	☐	Terms of the +securities to be quoted	Shares – ordinary fully paid
47	☐	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	To be provided when Prospectus is closed and shares have been allotted.
48	☐	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	To be provided when Prospectus is closed and shares have been allotted.
49	☐	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	To be provided when Prospectus is closed and shares have been allotted.
50.	☐	Terms of any +debt securities and +convertible debt securities	N/A
			Where is the information or document to be found? (eg. prospectus cross reference)
51	☐	Trust deed for any +debt securities and +convertible debt securities	N/A
52	☐	Deleted 24/10/2005	N/A

All entities with classified assets

(Other entities go to 62)

+ See chapter 19 for defined terms.

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

53	☐	The name of the vendor and details of any relationship of the vendor with us	Refer to Summary of Acquisition Agreements Annexure "F"
54	☐	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	Refer to Summary of Acquisition Agreements Annexure "F"
55	☐	The date that the vendor acquired the +classified asset	Refer to Summary of Acquisition Agreements Annexure "F"
56	☐	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	Refer to Summary of Acquisition Agreements Annexure "F"
57	☐	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	Refer to Summary of Acquisition Agreements Annexure "F"
58	☐	Full details of the +classified asset, including any title particulars	Refer to Summary of Acquisition Agreements Annexure "F"
			Where is the information or document to be found? (eg, prospectus cross reference)
59	☐	The work done by or on behalf of the vendor in developing the +classified asset. In the case of a +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX).	Refer to Summary of Acquisition Agreements Annexure "F"
60	☐	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	Refer to Summary of Acquisition Agreements Annexure "F"

+ See chapter 19 for defined terms.

61	☐	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached).	Refer to Summary of Acquisition Agreements Annexure "F"

About the entity's capital structure

All entities

62		Deleted 1/9/99.	
63	☐	A copy of the register of members, if ASX asks	To be provided when Prospectus is closed and shares have been allotted.
64	☐	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	N/A
65	☐	The terms of any +employee incentive scheme	Annexure "G", Employee Share Option Plan Rules approved by the Board
66	☐	The terms of any +dividend or distribution plan	N/A
67	☐	The terms of any +securities that will not be quoted	Refer Section 10.3 of the Prospectus in respect of the unlisted Directors and Consultants options
68		Deleted 1/7/98.	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
69	☐	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	Refer Annexure "H" Shares For dividend and voting rights refer to Section 10.2 of the Prospectus.
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
72	☐	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	Refer Annexure "H" Options Issued for nil consideration Nil voting and dividend rights.
73	☐	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not.	N/A – However the company intends to complete a non-renounceable entitlements issue of loyalty options on the basis of 1 option for every 2 shares held approximately 4 months after the commencement of trading of the Company's shares on ASX (refer to section 3.3 of the Prospectus)
74	☐	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	Child entities are Mitis Resources Pty Ltd, Fineloop Holdings Pty Ltd, Megaworld Pty Ltd and Wildfire Property Investment Pty Ltd. All entities will be 100% owned, subject to Prime receiving in-principle approval to list on ASX. All entities are involved in minerals exploration.

+ See chapter 19 for defined terms.

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

			Where is the information or document to be found? (eg, prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	N/A, not meeting profit test
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	N/A
76A	☐	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	N/A
77	☐	Audited +accounts for the last 3 full financial years and audit reports	N/A
78 - 79		Deleted 1/7/97.	
80	☐	Half yearly +accounts (if required) and audit report or review	N/A
80A	☐	Pro forma balance sheet and review	N/A
80B	☐	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	N/A

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

81		Deleted 1/7/97	
81A	☐	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	Company is raising $2,200,000 plus seed capital of $236,000. Costs of Issue are $313,000. Therefore net tangible assets is expected to be $2,123,000 after costs of issue.
81B	☐	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	N/A
81C	☐	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	N/A

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
82	☐	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no-commitments)	N/A
83	☐	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	Refer to Use of Funds at Annexure "I". Total raised (after adding back costs of issue) is $2,513,000. The company has commitments to spend $313,000 on costs of issue, $150,000 on acquisitions and $915,000 on granted tenements, being $440,000 at Lake Mason (refer detailed budget at p32 of the Independent Geological Report) and $475,000 on the Star of Mangaroon JV (refer detailed budget at p51 of the Independent Geological Report). Therefore total committed is $1,378,000 which is 54.8% of the entity's cash and cash assets.
84	☐	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	Refer to section 3.8 of the Prospectus
85		Deleted 1/9/99.	
86		Deleted 1/7/97.	
87	☐	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	Prime Minerals Limited was incorporated on 27/7/06. The Company's financials are included in the Financial Information in Section 7 of the Prospectus. Statement that accounts were not audited can be found in section 6 (sub section 4.1 and 4.2)of the Prospectus – Report of the Investigating Accountant.
87A	☐	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	N/A.
87B	☐	Audited balance sheet (if required) and audit report	N/A

+ See chapter 19 for defined terms.

87C	☐	Pro forma balance sheet and review	Refer section 6 of the Prospectus – Investigating Accountant's Report Refer section 7 of the Prospectus – Financial Information

(Now go to 106)

88	Deleted 1/7/97.
89-92C	Deleted 1/9/99.
93	Deleted 1/7/97.
94-98C	Deleted 1/9/99.
99	Deleted 1/7/97.
100-105C	Deleted 1/9/99

About the entity's business plan and level of operations

All entities

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
106	☐	Details of the entity's existing and proposed activities, and level of operations. State the main business	Refer Section 1 of the Prospectus "Project Overview". The Company's main business is to advance its projects by systematic exploration.
107	☐	Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	1. Incorporation share, cash, 1 share @ $1.00 2. First stage seed shares, cash , 1,000,000 shares @ $0.001 3. Second stage seed shares, cash, 2,350,000 shares @ $0.10 Vendor shares and Broker shares will be issued upon satisfaction of conditions.

Information memorandum requirements

All entities

+ See chapter 19 for defined terms.

108	☐	If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	N/A
109	☐	The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity)	Refer annexure "J"
110	☐	The date the information memorandum is signed	Prospectus was signed on 31 October 2006
111(a)	☐	Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be acquired by it	Refer to Section 10.4 of the Prospectus
111(b)	☐	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	Peter Del Fante holds option through Red Bluff Nominees Pty Ltd. Mr Del Fante is a director and shareholder in Red Bluff Nominees Pty Ltd Bruce Hawley holds shares and options through West Coast Projects Pty Ltd which holds interest in trust for the Bruce Hawley Superannuation Fund of which Mr Hawley is a beneficiary

		Information contained in the information memorandum	Where is the information or document to be found? (eg, prospectus cross reference)
111(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	Refer to Section 10.4 of the Prospectus

+ See chapter 19 for defined terms.

112(a)	☐	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	Refer to section 10.6 of the Prospectus, which contains a summary of the interests of Promoters
112(b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	Refer to section 10.6 of the Prospectus, which contains a summary of the interests of Promoters
112(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	Refer to section 10.6 of the Prospectus, which contains a summary of the interests of Promoters
113	☐	A statement that ASX does not take any responsibility for the contents of the information memorandum	Refer p2, "Important Notice" paragraph 2.
114	☐	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	Refer to Section 3.11 of the Prospectus
115	☐	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	Refer to Section 10.5 of the Prospectus
			Where is the information or document to be found? (eg, prospectus cross reference)
116	☐	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	N/A – not an Information Memorandum

+ See chapter 19 for defined terms.

117	☐	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum	N/A

Information contained in the supplementary information memorandum

118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity). • The date the supplementary information memorandum is signed.	N/A

Evidence if supplementary information memorandum is issued

119	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum.	N/A

Other information

All entities

			Where is the information or document to be found? (eg. prospectus cross reference)
120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	N/A
121	☐	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	Refer to Section 10.4 and Section 5 "Independent Solicitors Report" of the Prospectus. The only agreements with

+ See chapter 19 for defined terms.

			directors relate to Director Officer & Protection Deeds.
122	☐	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	N/A
123	☐	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	N/A
123A	☐	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise. Example. ASX may agree otherwise if the entity was recently incorporated.	Company only recently incorporated.

Mining exploration entities

124	☐	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to which they relate.	Refer to the reports of the Independent Consulting Geologists contained in Section 4 of the Prospectus.
125		Deleted 1/7/97	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
126	☐	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: the geographical area where the +mining tenement is situated; the nature of the title to the +mining tenement; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the +person in whose name the title to the +mining tenement is currently held.	Refer to the Independent Solicitors Report contained in Section 5 of the Prospectus
127	☐	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	All acquisitions were indirectly via the purchase of shares in proprietary companies and have been summarised at Annexure "F". The only other agreement to acquire an interest in a mining tenement is via the Assignment, Assumption and Variation Star of Mangaroon Farm-in and Joint Venture Agreement. The Company is required to sole fund all exploration costs up to a maximum of $300,000 within 3 years to earn a 51% joint venture interest, and may elect to sole fund a further $200,000 in a further 2 years to earn a total 80% joint venture interest. The vendor, Marc Clifton is entitled to a 1.5% net smelter return.
128	☐	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each +mining tenement or, where appropriate, each group of tenements	Refer Use of Funds at Annexure "I" and to detailed budgets contained within the Independent Consulting Geologists Report in relation to each project.
129	☐	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and +ore reserves	N/A – No resources or reserves. Statement to the effect that pre-JORC target mineralisation should not be interpreted as a mineral resource or ore reserve is clearly made in Section 1.1 of the Prospectus

+ See chapter 19 for defined terms.

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law, and is not for an illegal purpose.
- There is no reason why the +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 601MB(1), 737, 738, 992A, 992AA or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

+ See chapter 19 for defined terms.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;
- by looking beyond form to substance; and
- in a way that best promotes the principles on which the listing rules are based.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application or of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- We will satisfy the +technical and performance requirements of the +approved CS facility and meet any other requirements the +approved CS facility imposes in connection with approval of our +securities.
- When +securities are issued we will enter them in the +approved CS facility's subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of the +securities for which +quotation is sought.

+ See chapter 19 for defined terms.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility, we confirm that either:

☐ we have given a copy of this application to the +approved CS facility in accordance with the operating rules of the +approved CS facility ; or

√ we ask ASX to forward a copy of this application to the +approved CS facility.

12 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of +CDIs.
- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

☐ we have given a copy of this application to the approved CS facility in accordance with the operating rules of the +approved CS facility; or

☐ we ask ASX to forward a copy of this application to the +approved CS facility.

Dated:

SIGNED for and on behalf of **PRIME MINERALS LIMITED** by authority of its Directors in accordance with section 127 of the Corporations Act	[signature] Director	B.D.Waddell Secretary/Director
	EMILIO PIETRO DEL FANTE Print name	BRUCE DAVID WADDELL Print name

PRIME MINERALS LTD. A.C.N. 120 658 497 Common Seal

+ See chapter 19 for defined terms.

pullinger
readhead
lucas

EMPLOYEE SHARE OPTION PLAN RULES

PRIME MINERALS LIMITED
ABN 61 120 658 497

Level Two Fortescue House
50 Kings Park Road
West Perth WA 6005
Australia

PO Box 630
West Perth WA 6872
T: (08) 9320 4999
F: (08) 9320 4900
E: info@prllawyers.com.au
www.prllawyers.com.au

REF: RN:SF
MATTER: 60608

CONTENTS

1 DEFINITION AND INTERPRETATION

1.1 Definition

In these Rules, unless the contrary intention appears:

"**Associated Body Corporate**" means any:

(a) related body corporate of the Company under Section 50 of the Corporations Act; or

(b) a body corporate that has voting power in the Company of not less than 20%; and

(c) a body corporate in which the Company has voting power of not less than 20%.

"**ASX**" means Australian Stock Exchange Limited.

"**Board**" means all or some of the Directors of the Company acting as a board.

"**Business Day**" means any day that is not Saturday, Sunday or public holiday in Western Australia.

"**Change of Control Event**" means:

(a) the Company entering into a scheme of arrangement with its creditors or members or any class thereof pursuant to section 411 of the Corporations Act;

(b) the commencement of a Takeover Period; or

(c) a person or a group of associated persons having a relevant interest in, subsequent to the adoption of these Rules, sufficient Shares to give it or them the ability, in general meeting, to replace all or a majority of the Board in circumstances where such ability was not already held by a person associated with such person or group of associated persons.

"**Company**" means Prime Minerals Limited ABN 61 120 658 497.

"**Essential Terms**" means the terms of issue of Options set out in the Schedule.

"**Exercise Price**" means in relation to a Share to be issued upon exercise of an Option the issue price of that Share as determined in accordance with **clause 1.2** of the Essential Terms.

"**Expiry Date**" means in relation to an Option the date which is the second anniversary of the Issue Date.

"**Issue Date**" means the date determined by the Board as the date on which an Option was granted.

"**Listing Rules**" means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any waiver by ASX.

"**Official List**" means the Official List of entities that ASX has admitted and not removed.

"**Option**" means an option issued under this Plan to subscribe for Shares.

"**Participant**" means a full-time or part-time employee, a director of the Company or an Associated Body Corporate or a person engaged by the Company pursuant to a consultancy agreement, who is invited by the Board to participate in the Plan and is issued Options under the Plan and includes a nominee of the employee, director or consultant.

"**Plan**" means this Employee Share Option Plan as in force and amended from time to time.

"**Rules**" means these Rules as altered or added to from time to time and a reference to a provision of these Rules is a reference to that provision as altered or added to from time to time, and for the avoidance of doubt, includes the Essential Terms.

"**Schedule**" means schedule to, and forming part of, these Rules.

"**Share**" means a fully paid ordinary share in the capital of the Company.

"**Takeover Period**" in relation to a takeover bid in respect of Shares means the period referred to in section 624 of the Corporations Act, provided that where a takeover bid is publicly announced prior to the service of a bidder's statement on the Company in relation to that takeover bid, the takeover period shall be deemed to have commenced at the time of that announcement.

1.2 Interpretation

For the purposes of these Rules, unless the contrary intention appears:

(a) the singular includes the plural and vice-versa;

(b) words denoting a gender include all genders;

(c) if a word or phrase is defined cognate words and phrases have corresponding definitions;

(d) a reference to a related body corporate of the Company is a reference to a body corporate which is so related within the meaning of the Corporations Act;

(e) a reference to a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements or any of them; and

(f) any power, authority or discretion vested in the Company or the Board may be exercised at any time and from time to time and unless expressed otherwise, in their absolute discretion.

2 GRANT OF OPTIONS

2.1 General Eligibility

At any time and from time to time, the Board may issue Options to Participants (or to a nominee as the Participant directs) having regard, in each case, to:

(a) the contribution to the Company which has been made by the Participant;

(b) the period of employment of the Participant with the Company, including (but not limited to) the years of service by that Participant;

(c) the potential contribution of the Participant to the Company; and

(d) any other matters which the Board considers in its absolute discretion, to be relevant.

2.2 Price of Options

Options are to be issued to Participants at a price the Board considers to be appropriate, but in any case must be for no more than nominal consideration.

2.3 Issue of Options

Each Option must be issued on the terms of these Rules and each Participant will be taken to have agreed to be bound by these Rules on acceptance by that Participant of an Option.

3 MAXIMUM NUMBER OF OPTIONS

3.1 5% Limit

Subject to **clause** 3.2 of these Rules, an Option may not be issued if, immediately following its issue, the shares to be received on exercise of the Option when aggregated with:

(a) the number of shares in the same share class which would be issued if each outstanding offer of shares and options under the Plan or any other employee incentive scheme of the Company were accepted or exercised; and

(b) the number of shares in the same class issued during the previous 5 years under the Plan or any other employee incentive scheme of the Company extended to full-time or part-time employees or directors of the Company or an Associated Body Corporate,

exceeds 5% of the total number of issued shares in that share class of the Company at the time the Option is offered, provided that the Board may, in its absolute discretion, increase this percentage, subject to any applicable Corporations Act, Listing Rule (including the conditions and restrictions on issuing securities in Listing Rule 7.1) or Class Order requirements.

3.2 Exceptions

When aggregating the number of shares for the purposes of **clause 3.1** of these Rules, the Company may disregard any offer made, option acquired or share issued by way of or as a result of:

(a) an offer to a person situated at the time of receipt of the offer outside of Australia;

(b) an offer that did not need disclosure to investors because of section 708 of the Corporations Act; or

(c) an offer made under a disclosure document in accordance with Chapter 6D of the Corporations Act.

4 OPTIONS TERMS

4.1 Essential Terms

An Option must be granted on the Essential Terms and may be granted on such other additional terms, conditions or restrictions, not being inconsistent with these Rules or the Essential Terms, as the Board determines either generally or in relation to particular Options.

4.2 Variation of Terms

Despite anything to the contrary in these Rules, to the full extent permissible by the Listing Rules and law, the Board may from time to time vary the Exercise Price, the period in which an Option may be exercised and the conditions to which an Option is subject or any of them.

5 OVERRIDING RESTRICTIONS ON ISSUE AND EXERCISE

Notwithstanding anything else in these Rules or in the terms of any Option, an Option may not be offered, issued, or exercised if to do so:

(a) would contravene the Corporations Act or the Listing Rules; or

(b) would contravene the local laws of, or the rules or requirements of any regulatory or statutory body in, a Participant's country of residence or in the opinion of the Board compliance with those local laws, rules or requirements would be impractical or result in any unnecessary or unreasonable expense in the circumstances.

6 ADMINISTRATION OF THE PLAN

6.1 Delegation

The Plan shall be in all respects administered under the directions of the Board or a committee of the Board. The Board or committee may appoint, for the proper administration and management of the Plan, such secretarial or executives or staff or other persons as it considers desirable and may delegate to those persons such powers and authorities as may be necessary or desirable for the administration and management of the Plan.

6.2 Procedures

Subject to these Rules, the Board may make such regulations and establish such procedures for the administration and management of the Plan as it considers appropriate. If any disagreement or dispute with respect to the interpretation of these Rules or the terms of grant of any Option arises, such disagreement or dispute shall be referred to the Board and the decision of the Board shall, in the absence of manifest error, be final and binding upon all parties.

6.3 Covenant or exercise of discretion

The Company or an Associated Body Corporate or the Board may, subject to any express provision in these Rules, the Listing Rules or the Corporations Act to the contrary:

(a) do any act, matter or thing or make any decision, determination or resolution; or

(b) conditionally or unconditionally give or withhold any consent or approval,

as contemplated by these Rules in its absolute uncontrolled and unexaminable discretion and is not obliged to give reasons for so doing.

7 ADVICE

7.1 Adjustment to Number of Shares

The Company shall give notice to each Participant of any adjustment to the number of Shares which the Participant is entitled to subscribe for or be issued on exercise of an Option or the exercise price per Share in accordance with the Listing Rules.

7.2 Market and Exercise Price

The Company will provide to a Participant upon request, within a reasonable time, either verbally or in writing, details of the current market price (in Australian dollars) of the Shares and details of the Exercise Price in relation to Options held by that Participant.

SCHEDULE

TERMS OF ISSUE OF OPTIONS

1 ENTITLEMENT

1.1 Each Option entitles the holder to subscribe for and be issued, credited as fully paid, the number of Shares specified in the Option.

1.2 The Exercise Price of a Share to be issued on exercise of an Option shall be Exercise Price as determined by the Board (in its discretion) on or before the Issue Date provided that in no event shall the Exercise Price be less than the weighted average sale price of Shares sold on ASX during the five Business Days prior to the Issue Date or such other period as determined by the Board (in its discretion).

1.3 Subject to these Rules, the Company shall issue Shares on exercise of an Option in accordance with the Listing Rules and shall either issue a certificate, or cause a holding statement to be issued, for Shares so issued within 10 Business Days after the date of exercise of the relevant Option.

1.4 Shares issued on the exercise of Options will rank pari passu with all existing Shares in the capital of the Company from the date of issue of those Shares.

2 EXERCISE OF OPTIONS

2.1 Subject to **clause 2.2** of this Schedule, an Option is exercisable by the holder lodging with the Company Secretary:

(a) a notice of exercise of that Option in the form attached to this Schedule;

(b) a cheque for the Exercise Price for each Share to be issued on the exercise of that Option; and

(c) the certificate for that Option.

In the event of the death of a holder of Options, those Options are exercisable by the executor of the estate of the holder in the same manner as set out above.

2.2 An Option must be exercised (if at all) not later than its Expiry Date and, subject to this **clause 2**, may only be exercised at any time after the option has been vested and before its Expiry Date. The Board may determine (in its absolute discretion) any further conditions of exercise consistent with these Rules that apply to an Option. The exercise of some Options only does not affect the Participant's right to exercise other Options at a later time. If the Participant exercises less than all Options represented by the certificate then the Company will cancel the certificate and issue a new certificate for the balance.

2.3 The Board will from time to time determine the time periods after which the Options issued will vest in the Optionholder and the percentage of Options issued which will vest at each particular time.

2.4 An Option held by a Participant will immediately lapse upon the first to occur of:

(a) its Expiry Date;

(b) the making by the Board of a determination that:

(i) the Participant has acted fraudulently, dishonestly or in breach of the Participant's obligations to the Company or an Associated Body Corporate; and

(ii) the Option is on that account to be forfeited;

(c) subject to **clause 2.5** of this Schedule, the Participant ceasing to be employed by the Company or an Associated Body Corporate for any reason (or, in the case of an Option held by a nominee, the employment of the nominating Participant is terminated) except where the Participant ceases to be employed as a direct result of the disposal or sale of the Company or Associated Body Corporate (in which case, for the avoidance of doubt, such Options shall not lapse by virtue of that event alone);

(d) the day which is 30 days following any person or corporation having a relevant interest in not less than 90% of the Shares; or

(e) the day which is 10 days following the Company issuing a notice of meeting convening a meeting of shareholders in order to enter into a scheme of arrangement (pursuant to the provisions of the Corporations Act) which, if implemented would result in a person or corporation having a relevant interest in not less than 90% of the Shares.

2.5 For the purposes of **clause 2.4(c)** of this Schedule, a Participant shall be deemed to have ceased to be employed by the Company or an Associated Body Corporate:

(a) on the day which is six months after the day the Participant ceases to be employed by the Company or an Associated Body Corporate by virtue of:

(i) the Participant's death; or

(i) the Participant being retrenched or made redundant by the Company or an Associated Body Corporate (other than as a direct result of the disposal or sale of the Company or Associated Body Corporate); and

(b) on the later of 21 days following the Participant ceasing to be employed by the Company or an Associated Body Corporate or such later date that the Board determines in its absolute discretion where the Participant ceases to be employed by virtue of:

(i) the Participant retiring; or

(ii) the Participant's permanent illness or permanent physical or mental incapacity (as certified by a medical practitioner who is approved in writing by the Board).

2.6 If, in the opinion of the Board, a Change of Control Event has occurred, or is likely to occur, the Board may declare an Option to be free of any conditions of exercise and Options which are so declared may, subject to **clause 2.4** of this Schedule, be exercised at any time on or before the Expiry Date and in any number.

2.7 If any person or corporation having a relevant interest in not less than 90% of the Shares or the Company issues a notice of meeting convening a meeting of shareholders in order to enter into a scheme of arrangement (pursuant to the provisions of the Corporations Act) which, if implemented would result in a person or corporation having a relevant interest in not less than 90% of the Shares, all Options shall be free of any conditions of exercise and may be exercised at any time prior to their lapsing pursuant to **clause 2.4** of this Schedule.

3 TRANSFER

An Option is personal to the Participant to whom it was granted, and the Participant may not sell, transfer or otherwise dispose of, or make a declaration of trust in respect of, it except to a nominee of that Participant.

4 QUOTATION OF OPTIONS AND SHARES

Options will not be listed for quotation on ASX, however, the Company will make application for official quotation of Shares issued on the exercise of options to ASX and to each other stock exchange on which Shares are listed at the time.

5 FUTURE ISSUES OF SHARES

5.1 New Issues

There are no participating rights or entitlements inherent in the Options and Participants will not be entitled to participate in new issues of capital offered to shareholders during the currency of the Options. However, the Company will ensure that the record date for determining entitlements to any such issue will be at least 9 Business Days after the issue is announced. Participants shall be afforded the opportunity to exercise all Options which they are entitled to exercise pursuant to these Rules prior to the date for determining entitlements to participate in any such issue.

5.2 Bonus Issues

If the Company makes an issue of Shares to the holders of Shares in the Company by way of capitalisation of profits or reserves ("**Bonus Issue**"), each Participant holding any Options which have not expired at the time of the record date for determining

entitlements to the Bonus Issue shall be entitled to have issued to him upon exercise of any of those Options the number of Shares which would have been issued under the Bonus Issue ("**Bonus Shares**") to a person registered as holding the same number of Shares as that number of Shares to which the Participant may subscribe pursuant to the exercise of those Options immediately before the record date determining entitlements under the Bonus Issue (in addition to the Shares which he or she is otherwise entitled to have issued to him or her upon such exercise). The Bonus Shares will be paid by the Company out of profits or reserves (as the case may be) in the same manner as was applied in relation to the Bonus Issue and upon issue rank pari passu in all respects with the other Shares issued upon exercise of the Options.

6 RECONSTRUCTION OF CAPITAL

In the event of any reconstruction (including a consolidation, subdivision, reduction or return) of the issued capital of the Company prior to the expiry of any Options, the number of Options to which each Participant is entitled or the exercise price of his or her Options or both or any other terms will be reconstructed in a manner determined by the Board which complies with the provisions of the Listing Rules.

7 ADVICE

7.1 The Company shall give notice to each Participant of any adjustment to the number of Shares which the Participant is entitled to subscribe for or be issued on exercise of an Option or the exercise price per Share in accordance with the Listing Rules.

7.2 The Company will provide to a Participant upon request, within a reasonable time, either verbally or in writing, details of the current market price (in Australian dollars) of the Shares in the Company and details of the Exercise Price in relation to Options held by that Participant.

8 NOTICES

Notices may be given by the Company to the Participant in the manner prescribed by the constitution of the Company for the giving of notices to members of the Company and the relevant provisions of the constitution of the Company apply with all necessary modification to notices to Participants.

9 RIGHT TO ACCOUNTS

Participants will be sent all reports and accounts required to be laid before members of the Company in general meeting and all notices of general meetings of members but will not have any right to attend or vote at those meetings.

10 ASSIGNMENT OF OPTIONS

Subject to **clause 3** of this Schedule, a Participant may not assign or transfer an Option except during a Takeover Period, in which case the Options may only be transferred by the Participant to the bidder or its nominees in accordance with the Corporations Act.

11 COMPANY'S RIGHTS NOT WAIVED

11.1 The Company's right to terminate or vary the terms of employment of any Participant shall not be prejudiced in any way by the Company or any Participant participating in the Plan or anything contained in these Rules or both. Further, participation in the Plan, the rights or benefits of a Participant under these Rules or the inability or restricted ability of a Participant to exercise an Option or any of them, shall not be used as grounds for granting or increasing damages in any action brought by any Participant against the Company whether in respect of any alleged wrongful dismissal or otherwise.

11.2 None of the Company, its directors, officers or employees represents that the Company's share price will attain, maintain or exceed the Exercise Price. A Participant who chooses to exercise any Option does so at his own risk in that he may suffer financial detriment if the Company's share price falls.

12 GOVERNING LAW

This Plan and these Rules shall in all respects be governed by and shall be construed in accordance with the laws of Western Australia.

13 SEVERANCE

If any provision in these Rules is void, voidable by any party or illegal, it shall be read down so as to be valid and enforceable or, if it cannot be so read down, the provision (or where possible, the offending words) shall be severed from these Rules without affecting the validity, legality or enforceability of the remaining provisions (or parts of those provisions) of these Rules which shall continue in full force and effect.

14 AMENDMENT OF RULES

Subject to and in accordance with the Listing Rules (including any waiver granted under the Listing Rules):

(a) subject to **clause 14(b)** of this Schedule, the Board may from time to time amend (including the power to revoke, add to or vary) all or any of the provisions of these Rules in any respect whatsoever, by an instrument in writing without the necessity of obtaining the prior or subsequent consent of shareholders of the Company or any Associated Body Corporate in a general meeting; and

(h) the Board may make any amendment to these Rules with retrospective effect as the Board may determine in good faith, providing that the Board obtains the prior approval of at least 50% of Participants who shall be adversely affected by the retrospective amendment in relation to Options previously granted to them.

15 SUSPENSION OR TERMINATION OF THE PLAN

The Board may suspend or terminate the Plan at any time, in which case the Company shall not make any further grants of Options under the Plan during the suspended or terminated period. However, during that period the Board shall otherwise continue to administer the Plan in accordance with these Rules until all Options have been exercised or expired.

FORM OF NOTICE OF EXERCISE

The Company Secretary
Prime Minerals Limited
34 Parliament Place
WEST PERTH WA 6005

Dear Sir/Madam

[Name of Optionholder] hereby gives notice of the exercise of **[number of Options]** issued pursuant to the Company's Employee Share Option Plan and exercisable at [$*].

The certificate for these Options, along with a cheque made payable to "Prime Minerals Limited" $[*] (being the total of the exercise price payable on the exercise of these Options), is enclosed.

[Optionholder to sign]

Individual:

SIGNED by[*]
in the presence of:

____

____
Witness

____
Name of Witness (print)

Company:

EXECUTED by [*]
in accordance with section 127 of the
Corporations Act by:

Secretary/Director	Director
Name of Secretary/Director (print)	Name of Director (print)

pullinger
readhead
lucas

COMMERCIAL
LAWYERS

CONSTITUTION

PRIME MINERALS LIMITED

ACN 120 658 497

Level Two Fortescue House
50 Kings Park Road
West Perth WA 6005
Australia

REF: RN
MATTER: 60608

PO Box 630
West Perth WA 6872
T: (08) 9320 4999
F: (08) 9320 4900
E: info@prllawyers.com.au
www.prllawyers.com.au

CONTENTS

1 INTERPRETATION

1.1 Definitions

In this Constitution, unless the contrary intention appears:

"**ASX**" means Australian Stock Exchange Limited.

"**Auditor**" means any person appointed to perform the duties of an auditor of the Company.

"**Business Day**" has the meaning given to that term in the Listing Rules.

"**Certificate**" means a certificate for Securities issued in accordance with the Corporations Act.

"**Chairman**" means the chairman of the Directors.

"**CHESS**" has the meaning given to that term in the Listing Rules.

"**CHESS Approved Securities**" means Securities which are approved by SCH in accordance with the SCH Business Rules.

"**Company**" means Prime Minerals Limited

"**Constitution**" means this document as amended from time to time.

"**Corporations Act**" means the Corporations Act 2001 (Cth) and the Corporations Regulations made under it.

"**Director**" means any person appointed to perform the duties of a director of the Company.

"**Holder**" means:

(a) in respect of a Share, the Member who holds that Share; and

(b) in respect of any other Security, the person who is entered in the records kept by the Company as the holder of that Security.

"**Instantaneous Communication Device**" includes telephone, television, fax, electronic mail, videoconference or any other audio, visual or data device which permits instantaneous communication.

"**Listing Rules**" means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

"**Managing Director**" means any person appointed to perform the duties of managing director of the Company.

"**Marketable Parcel**" means the number of Securities which in aggregate constitutes a marketable parcel of Securities within the meaning of the Listing Rules.

"**Market Transfer**" means:

(a) a transfer of shares pursuant to or connected with a transaction entered into on the stock market operated by ASX and includes a Proper SCH Transfer; or

(b) an allotment of shares as a result of the exercise of any rights, options or convertible notes where such rights, options or notes are traded on a market operated by ASX.

"**Meeting**" means a meeting of Members, other Holders or Directors, as the case may be.

"**Member**" means any person entered in the Register as the holder of a Share.

"**Member Present**" means a Member present at any Meeting of the Company in person or by proxy or attorney or, in the case of a body corporate, by a duly appointed Representative.

"**Office**" means the registered office for the time being of the Company.

"**Official Quotation**" in respect of Securities means quotation on the official list of ASX.

"**Proper SCH Transfer**" means a transfer which is under the scope of and which complies with, or is taken to comply with, the SCH Business Rules.

"**Register**" means:

(a) in respect of Shares, the register of Members kept under the Corporations Act; and

(b) in respect of other Securities, the records of holders of those Securities kept by the Company.

"**Representative**" means a person authorised to act as a representative of a Holder which is a body corporate, as permitted by the Corporations Act.

"**Resolution**" means a resolution other than a Special Resolution.

"**Restricted Securities**" has the meaning given to that term in the Listing Rules.

"**Restriction Agreement**" has the meaning given to that term in the Listing Rules.

"**SCH**" has the meaning given to that term in the Listing Rules.

"**SCH Business Rules**" means the Business Rules of SCH and any other rules of SCH which are applicable while the Company has CHESS Approved Securities, each as amended or replaced from time to time, except to the extent of any express written waiver by SCH.

"**Seal**" means any common seal or duplicate seal of the Company.

"**Secretary**" means any person appointed to perform all or any of the duties of a secretary of the Company.

"**Securities**" includes Shares, units of Shares, rights to Shares, options to acquire Shares, instalment receipts and other securities with rights of conversion to equity in the share capital of the Company.

"**Share**" means any share in the share capital of the Company.

"**Special Resolution**" has the meaning given to that term in the Corporations Act.

1.2 Interpretation generally

(a) An expression used in a particular Part or Division of the Corporations Act that is given by that Part or Division a special meaning for the purpose of that Part or Division has, in any clause of this Constitution that deals with a matter dealt with

by that Part or Division, unless the contrary intention appears, the same meaning as in that Part or Division.

(b) References to statutes or regulations include all statutes or regulations amending, consolidating or replacing them.

(c) A reference to a body or entity (whether corporate or unincorporated) includes, if the body or entity ceases to exist, or is reconstituted, renamed or replaced from time to time, a reference to the body or entity established or constituted in its place or nearly as may be succeeding to its power, objects or functions.

(d) Unless the contrary intention appears:

(i) words in the singular include the plural and vice versa;

(ii) any gender includes the other gender;

(iii) "includes" means includes without limitation; and

(iv) the term "person" or words importing persons includes bodies corporate.

1.3 Replaceable rules excluded

The replaceable rules contained in the Corporations Act are excluded and do not apply to the Company (except so far as they are repeated in this Constitution).

1.4 Listing Rules

If any Securities of the Company are subject to Official Quotation, the following clauses apply:

(a) notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done;

(b) nothing contained in this Constitution prevents an act being done that the Listing Rules requires to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this Constitution to contain a provision and it does not contain such provision, this Constitution is deemed to contain that provision;

(e) if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision; and

(f) if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

1.5 Previous Constitution

(a) This Constitution supersedes the constitution of the Company (if any) in force immediately prior to the adoption of this Constitution.

(b) The adoption of this Constitution does not affect the validity or effect of anything done under any previous constitution of the Company, so that (without limitation):

(i) every Director and Secretary of the Company in office immediately prior to adoption of this Constitution is taken to have been appointed, and will continue in office, under this Constitution; and

(ii) any Seal properly adopted by the Company prior to the adoption of this Constitution is taken to be a Seal properly adopted under this Constitution.

2 PUBLIC COMPANY

2.1 Name

The name of the Company is Prime Minerals Limited.

2.2 Legal capacity and powers

The Company has the legal capacity and powers of an individual both in and outside Australia as well as all powers conferred on a company by the Corporations Act.

2.3 Limited by shares

The Company is a public company which is limited by shares.

2.4 Liability of Members

The liability of Members is limited.

3 SECURITIES

3.1 Issue of Securities

The Directors may issue Securities to any person on such terms as the Directors determine, subject to the Corporations Act, the Listing Rules and this Constitution and without prejudice to any special rights of the Holders of any existing Securities or class of Securities.

3.2 Class rights

(a) The Directors may issue Securities with such preferred, deferred or other special rights or such restrictions as to dividends, voting, return of capital, payment of calls or otherwise as the Directors determine.

(b) Where the share capital of the Company is divided into different classes of Securities unless the terms of issue of the Securities of any class provide otherwise:

(i) the rights attached to that class may be varied or abrogated in any way by a Special Resolution passed at a separate meeting of the Holders of the issued Securities of that class or with the consent in writing of the Holders of three-quarters of the issued Securities of that class; and

(ii) the rights conferred upon the Holders of Securities of any class issued with preferred or other rights will not be varied or abrogated by the creation or issue of further Securities ranking equally with those Securities.

(c) The provisions of the Corporations Act and this Constitution relating to Special Resolutions and Meetings of the Company will, with such modifications as the

circumstances require, apply to a Special Resolution or meeting referred to in **clause 3.2(b)**.

3.3 Preference Shares

(a) The Company may issue preference Shares, including preference Shares which are, or at the option of the Company are, liable to be redeemed.

(b) Each preference Share issued by the Company:

(i) confers on the Holder a right to receive a preferential dividend (which may, in the Directors' discretion, be cumulative) at the rate, on the basis and on the terms as to redemption (if redeemable) decided by the Directors under the terms of issue;

(ii) may participate with the ordinary Shares in profits if, and to the extent, the Directors decide under the terms of issue;

(iii) confers on its Holder the right, in priority to the payment of any dividend on any other class of Shares, to the preferential dividend;

(iv) confers on its Holder the right in a winding up and on redemption to payment in priority to any other class of Shares of:

(A) the amount of any dividend accrued but unpaid on the preference Share at the date of winding up or the date of redemption; and

(B) any amount paid on the preference Share;

(v) does not confer on its Holder any right to participate in the profits or property of the Company except as set out in this **clause 3.3**;

(vi) to the extent the Directors decide under the terms of issue, may confer a right to a bonus issue or capitalisation of profits in favour of holders of those Shares only; and

(vii) does not entitle its Holder to vote at any general Meeting except in the following circumstances:

(A) on a proposal to reduce the share capital of the Company;

(B) on a proposal that affects the rights attached to the preference Share;

(C) on a proposal to wind up the Company;

(D) on a proposal for the disposal of the whole of the property, business and undertaking of the Company;

(E) on a resolution to approve the terms of a buy back agreement;

(F) during a period in which a dividend or part of a dividend on the preference Share is in arrears; or

(G) during the winding up of the Company.

(c) The rights attaching to preference Shares may only be varied or abrogated in accordance with **clause 3.2**.

(d) The issue of any Securities which rank in priority to preference Shares in any respect will be deemed to be a variation or abrogation of the rights of the

preference Shares. The issue of any Securities ranking equally with preference Shares will not be deemed to be a variation or abrogation of any of the rights of the preference Shares if those Securities may not be redeemed until all existing preference Shares have been redeemed or converted.

3.4 Commission and brokerage

(a) The Company may make payments by way of brokerage or commission to a person in consideration for the person subscribing or agreeing to subscribe, whether absolutely or conditionally, for Securities or procuring or agreeing to procure subscriptions, whether absolute or conditional, for Securities.

(b) The brokerage or commission may be satisfied by payment in cash, by allotment of fully or partly paid Securities, by issue of debentures or a combination of all or any of such ways.

3.5 Registered Holder

(a) Except as required by law, the Company will not recognise a person as holding a Security upon any trust.

(b) The Company is not bound by or compelled in any way to recognise (whether or not it has notice of the interest or rights concerned) any equitable, contingent, future or partial interest in any Security or (except as otherwise provided by this Constitution or by law) any other right in respect of a Security except an absolute right of ownership in the registered Holder of the Security.

3.6 Multiple Holders

(a) If more than three persons are registered as the joint Holders of any Security (or a request is made to register more than three persons), only the first three persons so registered will be regarded as the joint Holders of the Security, and all other names will be disregarded by the Company for all purposes.

(b) Where two or more persons are registered as the joint Holders of any Security, they are deemed to hold the Security as joint tenants with rights of survivorship, subject to the provisions of this Constitution as to joint shareholdings and the following provisions:

(i) they and their respective legal personal representatives are jointly and severally liable to pay all calls, interest or other amounts payable in respect of the Security; and

(ii) any one of them may give effectual receipts for any dividend, interest or other amounts payable in respect of the Security.

3.7 Death of Holder

In the case of the death of:

(a) a sole registered Holder of a Security, the legal personal representatives of the deceased; and

(b) joint registered Holders of a Security, subject to **clause 3.6(b)(i)**, the survivor or survivors,

are the person or persons whom the Company will recognise as having any title to the Security, and for this purpose, the Directors may require reasonable evidence of death.

Nothing in this Constitution releases the estate of a joint Holder from any liability in respect of any Security which has been jointly held with any other person.

3.8 Certificates

(a) If the Company participates in a computerised or electronic share transfer system conducted in accordance with the Listing Rules (eg CHESS), the Company is not required to issue a Certificate for the Securities held by a Holder and may cancel a Certificate without issuing a duplicate Certificate where the non issue of a Certificate is permitted by the Listing Rules or the SCH Business Rules.

(b) Where Securities are not subject to a computerised or electronic share transfer system, a Certificate (including a duplicate Certificate) for the Securities must be issued in accordance with the provisions of the Corporations Act, this Constitution and the Listing Rules.

(c) Where the Company has determined not to issue Certificates or to cancel existing Certificates, a Holder will have the right to receive such statements of holdings as are required to be distributed to a Holder under the Corporations Act, the Listing Rules or the SCH Business Rules.

4 LIEN ON SHARES

4.1 Lien

(a) The Company will have a first and paramount lien on the Securities registered in the name of a Holder:

(i) where the Company has issued partly paid Securities and a call is due but unpaid on those Securities, or where the issue price of Securities is payable by instalment and an instalment is due but unpaid on those Securities;

(ii) if the Securities were acquired under an employee incentive scheme however described and an amount is outstanding in relation to them; or

(iii) where the Company is required by law to pay (and has paid) an amount in respect of the Securities whether by way of taxation or otherwise.

(b) In each case, the lien extends to all dividends from time to time payable in respect of the Securities and to interest (at such rate as the Directors may determine) and expenses incurred because the amount is not paid.

(c) The Company may do all things necessary or appropriate for it to do under the SCH Business Rules to protect any lien or other right to which it may be entitled under any law or this Constitution.

(d) Nothing in this Constitution prejudices or affects any right or remedy which any law may confer or purport to confer on the Company, and as between the Company and every Holder, the Holder's executors, administrators and estate, any such right or remedy will be enforceable by the Company.

(e) The Directors may at any time, exempt a Security wholly or in part from the provisions of this **clause 4.**

4.2 Enforcement of lien

(a) The Directors may sell Securities subject to a lien for the purpose of enforcing the lien, without consent of the Holder of the Securities or any other person, subject to **clause 4.2(b)**.

(b) Securities over which the Company has a lien cannot be sold under **clause 4.2(a)** unless:

(i) a sum in respect of which the lien exists is presently payable; and

(ii) the Company has, at least 14 days before the date of sale, given written notice to the registered Holder of the Security or the person the Company has reason to believe is entitled to the Security by reason of death, bankruptcy or insolvency of the registered Holder, setting out and demanding payment of that part of the amount in respect of which the lien exists as is presently payable.

(c) The Company must apply the net proceeds of any sale of Securities under **clause 4.2(a)** in or towards satisfaction of that part of the amount in respect of which the lien exists as is presently payable, together with any interest on that amount and expenses paid or payable in connection with the enforcement of the lien and the sale of the Securities.

(d) The Company must pay any balance of the net proceeds of sale (subject to any like lien for sums not presently payable that existed upon the Securities for sale) to the person the Company has reason to believe is entitled to the Securities at the date of sale.

(e) Upon any sale of Securities under this **clause 4.2**, the Directors may authorise a person to transfer the Securities sold to the purchaser of those Securities and may enter the purchaser's name in the Register as Holder of the Securities.

(f) The purchaser is not responsible in any way for the application of the purchase money.

(g) The purchaser's title to the Securities is not affected by any irregularity or invalidity in connection with the sale of Securities under this **clause 4.2**.

5 CALLS ON SECURITIES

5.1 Power to make calls

(a) The Directors may, subject to any conditions of allotment, from time to time make such calls as they think fit upon the Holders of Securities in respect of any monies unpaid on the Securities held by them.

(b) The Directors may determine that a call may be payable by instalments.

(c) A call is made when the Resolution of the Directors authorising the call is passed.

(d) Subject to the Listing Rules, the Directors may revoke, postpone or extend a call.

5.2 Notice of call

(a) The Directors must send notice of a call to the Holders of Securities upon whom a call is made as required by the Listing Rules or, if the Listing Rules do not apply, at least 10 Business Days (or such other period of notice as provided by any

terms of issue affecting the relevant Securities) before the due date for payment. The notice must specify the time or times and place of payment and such other information as the Directors determine.

(b) The accidental omission to give notice of a call to, or the non-receipt of any such notice by, any of the Holders does not invalidate the call.

5.3 Interest on calls

If a sum called in respect of a Security is not paid on or before, the day specified for payment of the call, the Holder from whom the sum is due must pay interest on the sum (or on so much as remains unpaid from time to time) from the day specified for the payment of the call until the time of actual payment at such rate (not exceeding 20% per annum) as the Directors determine. The Directors may waive such interest wholly or in part.

5.4 Deemed call

Subject to any notice requirements set out in the Listing Rules, any sum that, by the terms of issue of a Security or otherwise, becomes payable on allotment or at a fixed date, is for the purposes of this Constitution, deemed to be a call duly made and payable on the date on which, the sum becomes payable. If the sum is not paid on or before that date, the provisions of this Constitution as to payment of interest, expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

5.5 Differentiation between calls

The Directors may, on the issue of Securities, differentiate between the Holders of those Securities as to the amount of calls to be paid and the times of payment.

5.6 Recovery of unpaid calls

(a) In the event of non-payment of any call, the Company may proceed to recover the sum payable with interest and expenses (if any), by action, suit or otherwise. This right is without prejudice to the right under **clause 11** to forfeit the Security of any Holder in arrears and either or both of such rights may be exercised by the Directors in their discretion.

(b) On the trial of any action for the recovery of any call, or of any interest or expenses in respect of any call it is sufficient to prove that:

(i) the name of the Holder sued is entered in the Register as the Holder or one of the Holders of the Securities in respect of which such debt accrued;

(ii) the Resolution making the call is duly recorded in the minute book;

(iii) notice of such call was duly given to the registered Holder of the Securities under this Constitution, or in the case of calls or instalments payable at fixed times, by the terms of issue of any Security; and

(iv) such sum or call has not been paid.

(c) Proof of the matters described in **clause 5.6(b)** is conclusive evidence of the debt and it is not necessary to prove the appointment of the Directors who made the allotment or call, the passing of the Resolution or any other matters whatsoever.

5.7 Payment of calls in advance

The Directors may accept from any Holder all or any part of the amount unpaid on a Security even if no part of that amount has been called up. The Directors may authorise payment by the Company of interest upon the whole or any part of an amount so accepted until the amount becomes payable, at such rate as is determined by the Directors. Any amount paid in advance of calls is to be treated as an unsecured loan until a call is due and until that time is not to be not included or taken into account in determining the amount of any dividend payable upon the Securities in respect of which such advance has been made. Money received in advance of a call will not be accepted subject to repayment or be claimable by any Holder. The Directors may repay the amount so advanced at any time, after giving the Holder one month's written notice.

5.8 Extinguishment of liability on calls

Subject to the Listing Rules and the Corporations Act, the Directors may at any time enter into contracts on behalf of the Company with any or all of the Holders holding partly paid Securities, to extinguish the liability of those Holders to pay to the Company any amount unpaid on the Securities held by them.

5.9 Conversion of Securities

The Company must comply with any Corporations Act and Listing Rule requirements relating to partly paid Securities if its Securities are converted into a larger or smaller number.

6 TRANSFER OF SECURITIES

6.1 Participation in computerised or electronic systems

The Directors may do anything they consider necessary or desirable and which is permitted under the Corporations Act and the Listing Rules to facilitate the Company's participation in any computerised or electronic system established or recognised by the Corporations Act or the Listing Rules for the purposes of facilitating dealings in Securities.

6.2 Form of transfers

(a) Subject to this Constitution, a Holder may transfer all or any of the Holder's Securities by:

   (i) any computerised or electronic system established or recognised by the Listing Rules or the Corporations Act for the purpose of facilitating dealings in Securities, including a transfer that may be effected under the SCH Business Rules or other electronic transfer process; or

   (ii) an instrument in writing in any usual or common form or in any other form that the Directors approve.

(b) Except in the case of a Proper SCH Transfer, the transferor remains the Holder of the Securities and (in the case of Shares) a Member in respect of those Securities until the name of the transferee is entered in the Register.

(c) In the case of a Market Transfer, the Company must comply with the obligations imposed on it by the Listing Rules and the SCH Business Rules and any applicable legislation in connection with any transfer of Securities.

(d) Restricted Securities cannot be disposed of during the escrow period which applies in relation to those Securities except as permitted by the Listing Rules or ASX.

6.3 Registration procedure

Where an instrument of transfer referred to in **clause 6.2** is used by a Holder to transfer Securities, the following provisions apply:

(a) the instrument of transfer must be executed by or on behalf of both the transferor and the transferee unless it is a Proper SCH Transfer;

(b) the instrument of transfer must be left at the share registry of the Company for registration accompanied by the Certificate for the Securities to be transferred (if any) and, subject to the Listing Rules, such other evidence as the Directors may require to prove the title of the transferor and the transferor's right to transfer the shares;

(c) a fee must not be charged on the registration of a transfer of Securities; and

(d) on registration of a transfer of Securities, the Company must cancel the old Certificate (if any).

6.4 Transfers and Certificates

Securities will be transferred and, subject to **clause 3.8**, Certificates relating to them will be issued and delivered in accordance with the Corporations Act and the Listing Rules.

6.5 Directors' powers to apply a holding lock and to decline to register

(a) If permitted to do so by the Listing Rules or the SCH Business Rules, the Directors may:

(i) request SCH to apply a holding lock to prevent a transfer of CHESS Approved Securities registered on the CHESS subregister; or

(ii) decline to register a transfer of shares in the Company.

(b) The Directors must:

(i) request SCH to apply a holding lock to prevent transfer of CHESS Approved Securities registered on the CHESS subregister; or

(ii) decline to register any transfer of other shares;

if:

(iii) the Listing Rules require the Company to do so; or

(iv) the transfer is in breach of the Listing Rules or a Restriction Agreement.

(c) If in the exercise of their powers under **clauses 6.5(a)** or **(b)**, the Directors request the application of a holding lock to prevent a transfer of CHESS Approved Securities or refuse to register a transfer of a Security, they must give written notice to the holder of the Security and the broker lodging the transfer, if any, of the refusal to transfer. Failure to give such notice does not invalidate the decision of the Directors.

6.6 Non-interference with registration

Subject to **clause 6.5**, the Company may not prevent, delay or interfere with the generation of a Proper SCH Transfer or the registration of a paper-based transfer of Securities in registrable form.

6.7 Instruments of transfer retained

All registered instruments of transfer will be .retained by the Company but any instrument of transfer which the Directors decline to register will, except in the case of fraud, or alleged fraud, upon demand in writing be returned to the party presenting it. When any instrument of transfer is registered, the Company may authorise the destruction of the instrument of transfer, subject to the provisions of any applicable legislation and after at least three months from the date of registration of the instrument of transfer has passed.

7 CLOSURE OF TRANSFER BOOKS AND REGISTER

Subject to the Corporations Act, the Listing Rules and the SCH Business Rules, the transfer books and the Register may be closed during such time (not exceeding in aggregate 30 Business Days in each year) as the Directors think fit.

8 TRANSMISSION OF SECURITIES

8.1 Death or bankruptcy

A person entitled to a Security in consequence of the death or bankruptcy of a Holder of a Security or a vesting order may, upon producing such evidence as is properly required by the Directors to establish such entitlement, be registered as the Holder of the Security.

8.2 Estates

Subject to **clause 3.5**, a person lawfully administering the estate of a Member under the provisions of a law relating to mental health or the administration of the estates of patients or infirm persons may, upon producing such evidence as is properly required by the Directors, either be registered as the Holder of the Security or subject to the provisions of this Constitution as to transfers, transfer the Security to some other person nominated by that person.

8.3 Effect of death, bankruptcy or infirmity

A person entitled to a Security under **clause 8.1** is, upon the production of such evidence as is properly required by the Directors to establish the person's entitlement, entitled to the same dividends and other advantages, and to the same rights and obligations (whether in relation to Meetings, or to voting, or otherwise), as the registered Holder would have been. Where 2 or more persons are jointly entitled to any Security in consequence of the death of the registered holder they are, for the purposes of this Constitution, deemed to be joint holders of the Security.

8.4 SCH Business Rules

The provisions of this **clause 8** are subject to any provisions of the SCH Business Rules which deal with notification of transmission on death or by operation of law.

9 COMPLIANCE WITH SCH BUSINESS RULES

The Company must, notwithstanding anything to the contrary in this Constitution, comply with the SCH Business Rules in relation to any of its Securities which are CHESS Approved Securities.

10 SHARE CAPITAL

Unless otherwise provided by this Constitution or the terms of issue, new Securities issued by the Company will be deemed to be part of the original capital and will rank equally with and carry the same rights as the existing Securities and be subject to this Constitution.

11 FORFEITURE AND SURRENDER OF SHARES

11.1 Notice regarding forfeiture

(a) If any Holder fails to pay, on or before the day appointed for payment, any call or instalment of a call or any money payable under the terms of allotment of a Security, the Directors may at any time after that day while any part of the call, instalment or other moneys remain unpaid, serve a notice on the Holder requiring payment of:

(i) the unpaid call, instalment or other moneys;

(ii) any interest that has accrued on the unpaid call, instalment or other moneys; and

(iii) any costs and expenses that have been incurred by the Company by reason of the non-payment.

(b) The notice sent to a Holder under **clause 11.1(a)** must:

(i) name a further day (not less than 14 days from the date of the notice) on or before which the call, instalment or other moneys and all interest and expenses that have accrued by reason of the non-payment of the call, instalment or other moneys, are to be paid;

(ii) identify the place where payment is to be made; and

(iii) include a statement to the effect that in the event of non-payment of all of the moneys on or before the date and at the place appointed, the Securities in respect of which the payment is due will be liable to be forfeited.

11.2 Forfeiture

(a) If the requirements of a notice served under **clause 11.1** are not complied with, then at any time before payment required by the notice has been made, any Security in respect of which the notice has been given may be forfeited by a resolution of the Directors to that effect.

(b) When any Security has been so forfeited, notice of the resolution will be given to the Holder in whose name it stood immediately prior to the forfeiture, and an

entry of the forfeiture and the date of such forfeiture will as soon as practicable be made in the Register.

(c) A forfeiture includes all dividends determined or fixed in respect of the forfeited Security and not actually paid before the forfeiture.

(d) Any Security so forfeited will be deemed to be the property of the Company, and the Directors may re-allot, sell or otherwise dispose of any forfeited Security in a manner and on the terms and conditions they determine.

(e) The Directors may at any time before any forfeited Security is re-allotted, sold or otherwise disposed of, annul the forfeiture of the Security upon the terms they determine.

(f) A Holder whose Securities have been forfeited ceases to be a Holder in respect of the forfeited Securities, but notwithstanding the forfeiture, the Holder remains liable to pay to the Company:

(i) all money (including accrued expenses) that at the date of forfeiture was payable by the Holder to the Company in respect of such Securities; and

(ii) if the Directors decide to enforce payment of interest, interest on all such moneys from the date of forfeiture until payment in full, at such rate as the Directors reasonably determine.

(g) The liability of a Holder whose Securities have been forfeited ceases if and when the Company receives payment in full of all the money (including accrued expenses and interest) payable in respect of the forfeited Shares.

(h) If any forfeited Securities are sold, any residue after payment of all the money (including accrued expenses and interest) payable to the Company in respect of the forfeited Securities, will be paid to the person whose Securities have been forfeited or that person's representatives or as that person or person's representatives may direct.

11.3 Surrender of Securities

(a) The Directors may accept the surrender of any fully paid Security by way of compromise of any question as to the Holder being properly registered in respect of that Security.

(b) The Directors may dispose of any Security so surrendered in the same manner as a forfeited Security.

11.4 Evidence of ownership

(a) In the event of the re-allotment, sale or disposal of a forfeited or surrendered Security, a statutory declaration in writing, declaring that:

(i) the declarant is a Director or Secretary of the Company; and

(ii) the Security has been duly forfeited or surrendered in accordance with this Constitution,

is conclusive evidence of the fact stated in the declaration as against all persons claiming to be entitled to the Security.

(b) Upon re-allotment, sale or disposal of a forfeited or surrendered Security, the Directors may authorise a person to transfer the Security in favour of the person to whom the Security is re-allotted, sold or disposed.

(c) The Directors may enter the name of the new allottee, transferee or purchaser in the Register as the Holder of the Security re-allotted, sold or disposed of in accordance with this **clause 11**.

(d) The new allottee, transferee or purchaser is not bound to see to the application of any money paid as consideration for the forfeited or surrendered Security.

(e) The title of the new allottee, transferee or purchaser of the Security is not affected by any irregularity or invalidity in connection with the forfeiture, surrender, re-allotment, sale or disposal of the Security.

11.5 Deemed forfeiture

The provisions of this Constitution as to forfeiture apply in the case of non-payment of any sum that, by the terms of issue of a Security becomes payable at a fixed time, as if that sum had been payable by virtue of a call duly made and notified.

11.6 Cancellation of forfeited Securities

Subject to the Listing Rules and the Corporations Act, the Company may cancel any Securities forfeited under this **clause 11**.

12 MEETINGS OF MEMBERS

12.1 Convening and notice of Meetings of Members

(a) An annual general Meeting of Members must be held in accordance with the Corporations Act.

(b) Any Director may at any time convene a general Meeting of Members or a meeting of any class of Members.

(c) The Directors must convene a general Meeting of Members, or a meeting of any class of Members, at the request of Members if required to do so in accordance with the Corporations Act.

(d) Notice of any general Meeting of Members, or a meeting of any class of Members, must be given in writing to all the Members entitled to receive notices of Meetings, to the Auditor and to each Director, in the manner provided in this Constitution and in accordance with the Corporations Act and the Listing Rules.

(e) Every notice of a Meeting of Members must specify:

(i) the place, day and hour of meeting (and if the meeting is to be held in two or more places, the technology that will be used to facilitate this);

(ii) the general nature of the Meeting's business;

(iii) the intention to propose any Special Resolution and the Special Resolution;

(iv) a statement setting out the following information:

(A) that a Member who is entitled to attend and cast a vote at the Meeting has a right to appoint a proxy;

(B) that a proxy need not be a member of the Company; and

(C) that a Member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise;

(v) a place and a fax number for the purpose of receipt of proxy appointments (and may also specify an electronic address for the same purpose); and

(vi) if there is to be an election of Directors, the names of the candidates for election.

A notice of Meeting of Members must be accompanied by a form of proxy which satisfies the requirements of the Listing Rules and the Corporations Act.

(f) The accidental omission to give notice of any Meeting of Members to, or the non-receipt of any such notice by any of the Members, the Auditor, the Directors or ASX or the accidental omission to advertise (if necessary) such Meeting will not invalidate the proceedings at, or any Resolution or Special Resolution passed at, any such Meeting.

12.2 Cancellation and postponement of a Meeting of Members

(a) Subject to this **clause 12.2**, the Directors may, by advertisement published in a newspaper circulating in the capital city of every Australian State or Territory, on or before the day of a proposed Meeting of Members, cancel a proposed Meeting convened by them.

(b) (i) Where a proposed Meeting was requisitioned by Members under the Corporations Act, that Meeting may only be cancelled by the Directors if a written notice of withdrawal of the requisition signed by the requisitioning Members has been deposited at the Office.

(ii) The Directors will, in addition to publication of advertisements in accordance with this **clause 12.2(b)** and if time permits, endeavour to notify each Member of the cancellation of a proposed Meeting of Members.

(iii) Failure to notify any Member or the non-receipt of such notice by any Member does not affect the validity of the cancellation of the proposed Meeting of Members.

(c) (i) The Directors may, by advertisement published in a newspaper circulating in the capital city of every Australian State or Territory, on or before the day of a proposed Meeting of Members, postpone the proposed Meeting for a period not exceeding 40 days or vary the venue of the proposed Meeting, but no business may be transacted at any postponed Meeting other than the business stated in the notice to Members of the postponed Meeting.

(ii) The Directors will, in addition to publication of advertisements in accordance with this **clause 12.2(c)** and if time permits, endeavour to notify each Member of postponement or variation of venue of a proposed Meeting of Members.

(iii) Such notice must include details of the day, time and place on and at which the postponed Meeting will be held or in the case of variation of venue, details of the new venue.

(iv) Failure to notify any Member, or the non-receipt of such notice by any Member, does not affect the validity of the postponement or variation of venue of the proposed Meeting of Members, or invalidate the proceedings at, or any Resolution, or Special Resolution passed at, any such Meeting.

(d) A proposed Meeting of Members may not be postponed on more than two occasions.

12.3 Quorum at Meetings of Members

(a) Three Members Present will be a quorum for a Meeting.

(b) No business may be transacted at any Meeting of Members unless a quorum of Members is present at the time when the Meeting proceeds to business.

12.4 Lack of quorum at Meetings of Members

If a quorum is not present within 15 minutes after the time appointed for a Meeting or such longer period as the chairman of the Meeting allows, the Meeting:

(a) if convened upon the requisition of or by Members or for the purpose of winding up the Company voluntarily, that Meeting is dissolved; and

(b) in any other case, stands adjourned to the same day in the next week (or if that day is not a Business Day, then the first Business Day after that) or to such other day, time and place as the Directors may by notice to the Members appoint.

If a quorum is not present at the adjourned Meeting within 30 minutes after the time appointed, the Members Present (being not less than two) are a quorum.

12.5 Business of Meetings of Members

(a) The ordinary business of an annual general Meeting of Members is to:

(i) consider the annual financial report, Directors' report and Auditor's report;

(ii) elect Directors; and

(iii) transact any other business which under the Corporations Act or this Constitution ought to be transacted at an annual general Meeting.

(b) All business that is transacted at an annual general Meeting other than the ordinary business of an annual general Meeting as provided in **clause 12.5(a)**, and all business transacted at any other Meeting, will be deemed "special business" ("**Special Business**").

(c) Except in accordance with the Corporations Act, no Special Business may be transacted at any Meeting of Members except as has been specified in the notice convening it.

12.6 Chairman of Meeting of Members

The Chairman must preside at every Meeting of Members but where the Chairman is not present and willing to act within 15 minutes after the time appointed for a Meeting, the following preside as chairman of the Meeting, in the following order of entitlement:

(a) the deputy Chairman (if any);

(b) a Director chosen by a majority of the Directors present;

(c) the only Director present; and

(d) a Member or a proxy, attorney or Representative of a Member chosen by a majority of the Members Present.

12.7 Adjournment

(a) The Chairman of a Meeting of Members may with the consent of the Meeting, adjourn the Meeting from time to time and place to place but the only business that may be transacted at an adjourned Meeting is the business left unfinished at the Meeting from which the adjournment took place.

(b) Where a Meeting is adjourned for more than 40 days, at least three Business Days' notice of the adjourned Meeting must be given in the same manner as for an original Meeting.

(c) Except as provided in **clause 12.7(b)**, it is not necessary to give any notice of any adjournment of, or the business to be transacted at, an adjourned Meeting.

12.8 Disruption and termination of Meeting of Members

(a) The Chairman may require any person who wishes to attend the Meeting to comply with searches, restrictions or other security arrangements as the Chairman considers appropriate. The Chairman may refuse entry to any person who does not comply with the arrangements, any person who possesses a recording or broadcasting device without the consent of the Chairman or any person who possesses an article which the Chairman considers to be dangerous, offensive or liable to cause disruption.

(b) If any Meeting becomes so unruly or disorderly, whether or not accompanied by any violence or threats of violence, that in the opinion of the Chairman the business of the Meeting cannot be conducted in a proper and orderly manner, the Chairman may in the Chairman's sole and absolute discretion and without giving any reason for doing so either adjourn or terminate the Meeting. If any Meeting is, in the opinion of the Chairman, unduly protracted, the Chairman may in the Chairman's sole and absolute discretion and without giving any reason for doing so, implement such procedural rules as the Chairman deems appropriate or adjourn the Meeting.

(c) If any Meeting is to be terminated by the Chairman under **clause 12.8(b)**, the Chairman must put any incomplete items of business of which notice was given in the notice convening the Meeting and which required a vote at that Meeting, to the vote by poll either without discussion then and there or at such other time, at such place and in such manner as the Chairman directs. The results of any such poll on each such item of business is deemed for all purposes to be a Resolution or Special Resolution (as the case may be) of the Meeting and be recorded in the minutes of that Meeting accordingly.

(d) After the Chairman of a Meeting declares the meeting to be adjourned, terminated or over, no business or question may be brought forward, discussed or decided.

(e) The Chairman's ruling on all matters relating to the order of business, procedure and conduct of a meeting is final.

12.9 Decision on questions at a Meeting of Members

(a) Every question submitted to a Meeting of Members will be decided by a show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded by:

(i) the Chairman;

(ii) the number of persons entitled under the Corporations Act to demand a poll; or

(iii) any Member or Members Present with not less than 5% of the total voting rights of all the Members having the right to vote on the resolution on a poll.

(b) At any Meeting of Members (unless a poll is demanded in accordance with this **clause 12.9**) a declaration by the Chairman that a Resolution or a Special Resolution has been carried or carried by a particular majority or lost or not carried by a particular majority and an entry in the book of minutes of proceedings of the Company signed by the Chairman of that or the next succeeding Meeting is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such Resolution or Special Resolution.

12.10 Taking a poll

(a) If a poll is demanded in accordance with this **clause 12.10** it must be taken in such manner and either by ballot or otherwise and at such time and place as the Chairman of the Meeting of Members directs and either at once or after an interval or adjournment or otherwise. The result of the poll whenever announced is the Resolution or Special Resolution (as the case may be) of the Meeting at which the poll was demanded.

(b) If a poll is held after an adjournment, the Chairman of the Meeting of Members may direct that the time allowed for the lodgement of proxies and powers of attorney be extended until such time as the Chairman directs for the purpose of allowing votes to be cast on the poll.

(c) No poll may be demanded on the election of a Chairman of a Meeting and a poll demanded on any question of adjournment must be taken at the Meeting and without an adjournment.

(d) The demand for a poll does not prevent the continuance of a Meeting for the transaction of any business other than the question on which a poll has been demanded.

(e) The demand for a poll may be withdrawn.

12.11 Casting vote of Chairman

In the case of an equality of votes the Chairman of the Meeting of Members does not have a casting vote in addition to the Chairman's deliberative vote (if any).

12.12 Validity of votes

(a) No objection may be made to the validity of any vote except at a Meeting or adjourned Meeting or poll at which such vote is tendered and every vote not disallowed at any such Meeting or poll is valid for all purposes.

(b) The Chairman of any Meeting is the sole judge of the validity of every vote tendered and the Chairman's determination is final.

13 VOTES OF MEMBERS

13.1 Right to vote

(a) A Member who is entitled to receive notice of Meetings of the Company has the right to attend general Meetings. No person is entitled to vote unless the person is a Member Present. Votes may be given personally or by proxy, attorney or in the case of a body corporate, by its Representative.

(b) Subject to any rights or restrictions attached to or affecting any class of Securities and to the requirements of the Listing Rules:

(i) on a show of hands, each Member Present has one vote; and

(ii) on a poll, each Member Present has one vote for each fully paid Security and a fraction of a vote for each partly paid Security equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) on the Security. Amounts paid in advance in relation to a call will be ignored when calculating the proportion.

(c) (i) If two or more persons are registered as the joint Holders of any Security, only one of the Holders is entitled to vote at a Meeting (either personally or by proxy, attorney or in the case of a body corporate, by Representative in respect of that Security), as if that Holder were solely entitled to it; and

(ii) if more than one of such joint Holders is present at any Meeting (personally or by proxy, attorney or in the case of a body corporate, by Representative), then the Holder present whose name appears first on the Register and no other will be entitled to vote in respect of that Security.

(d) Several legal personal representatives of a deceased Member in whose sole name a Security is registered are for the purposes of **clause 13.1(c)** deemed joint Holders of the Security.

(e) A person entitled to a Security under **clause 8.1** may vote in respect of that Security as if the person were the registered Holder of the Security if:

(i) the Directors have previously admitted the person's right to vote the Security; or

(ii) the person satisfies the Directors of the person's entitlement to that Security under **clause 8.1** not less than 48 hours before the time appointed for the Meeting, adjourned Meeting or poll at or on which the person proposes to vote in respect of the Security.

(f) If a Member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, the Member's committee or trustee or other person who has properly been appointed under such law to manage the Member's estate, may exercise any rights of the Member in relation to a Meeting as if the committee, trustee or other person were the Member.

(g) An objection may be raised to the right of a person to attend or vote at a meeting or adjourned meeting or to vote on a poll only at that meeting or adjourned meeting or when that poll is taken, and every vote not disallowed at the meeting or adjourned meeting or when the poll is taken is deemed valid for all purposes.

(h) In the case of a dispute as to the admission or rejection of a vote, the Chairman of the meeting will decide the matter and the Chairman's decision is final and conclusive.

(i) Despite anything else in this **clause 13**, a Member is entitled to attend but is not entitled to vote at a Meeting unless all calls and other sums presently payable by the Member in respect of the Securities held by the Member have been paid.

(j) During a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement relating to the Restricted Securities, the Holder of the Restricted Securities is not entitled to any voting rights in respect of the Restricted Securities.

13.2 Proxies and attorneys

(a) A Member who is entitled to attend and vote at a Meeting of Members may appoint a person as the Member's proxy to attend and vote for the Member at the meeting.

(b) An appointment of a proxy may be a standing one.

(c) The appointment may specify the proportion or number of votes that the proxy may exercise.

(d) If a Member is entitled to two or more votes at a meeting, the Member may appoint two proxies but neither proxy is entitled to vote on a show of hands. If the Member appoints two proxies and the appointment does not specify the proportion or number of the Member's votes each proxy may exercise, each proxy may exercise half of the votes.

(e) The Company will disregard any fractions of votes resulting from the application of **clause 13.2(c)** or **13.2(d)**.

(f) Unless the Company has received written notice of the matter before the start or resumption of the meeting at which a proxy or attorney votes, a vote cast by the proxy or attorney will be valid even if, before the proxy or attorney votes:

(i) the appointing Member dies;

(ii) the Member is mentally incapacitated;

(iii) the Member revokes the proxy's or attorney's appointment;

(iv) the Member revokes the authority under which the proxy was appointed by a third party; or

(v) the Member transfers the Security in respect of which the proxy was given or attorney appointed.

(g) A Member may, by power of attorney duly executed in the presence of at least one witness and (if necessary) duly stamped, appoint an attorney (whether a Member or not) to act on the Member's behalf at all or any meetings of the Company or of any class of Members.

(h) A Member may, if it is a body corporate, appoint a Representative (whether a Member or not) to act on its behalf at all or any meetings of the Company or of any class of Members.

(i) A proxy may be revoked at any time by notice in writing to the Company.

13.3 Instrument appointing a proxy

(a) The instrument appointing a proxy (and the power of attorney (if any) under which it is signed or proof of such appointment to the satisfaction of the Chairman or the Chairman's delegate) must be received by or on behalf of the Company at such place, fax number or electronic address notified in the notice of Meeting not less than 48 hours before the Meeting or adjourned Meeting at which the person named in such instrument proposes to vote.

(b) For the purposes of **clause 13.3(a)**, where a notice of Meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have the same effect as the lodgment of a proxy given in writing and duly signed by the Member if the proxy complies with the requirements set out in the notice.

(c) An instrument appointing a proxy must be in writing under the hand of the appointor or the person's attorney duly authorised in writing or if such appointor is a corporation executed in accordance with the corporation's constitution or as authorised by the Corporations Act. Subject to **clause 13.3(d)**, the instrument appointing a proxy is deemed to confer authority to vote on a show of hands, to demand or join in demanding a poll and to vote on an adjournment of a Meeting.

(d) An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular Resolution or Special Resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the Resolution or Special Resolution except as specified in the instrument. If a proxy has two or more appointments that specify different ways to vote on the Resolution or Special Resolution, the proxy must not vote on a show of hands.

(e) An appointment of proxy must contain the following information:

(i) the Member's name and address;

(ii) the Company's name;

(iii) the proxy's name or the name of the office held by the proxy; and

(iv) the meetings at which the appointment may be used (or in the case of a standing appointment, that the appointment is a standing appointment).

(f) The instrument appointing a proxy may make provision for the Chairman of the Meeting to act as proxy in the absence of any other appointment or if the person

or persons originally nominated in the appointment of proxy fails or all fail to attend.

14 DIRECTORS

14.1 Number of Directors

(a) Subject to **clause 14.1(b)**, the number of Directors must be not less than the number required by the Corporations Act, or more than the number from time to time resolved by the Directors provided that such number does not exceed 7.

(b) The Company in Meeting may increase or reduce the number of persons who may be appointed Directors, but the minimum must not be reduced below three, at least two of whom must ordinarily reside within Australia.

(c) If at any time the number of Directors falls below the number required by the Corporations Act, the continuing or surviving Directors may only act in cases of emergency or for the purpose of increasing the number of Directors to that minimum number or calling a Meeting of the Company.

(d) If at any time there is no Director of the Company or no Director capable of performing the functions of a Director, the Secretary or any Member may convene a Meeting for the purpose of electing sufficient Directors. Any Directors so elected will hold office until the next annual general Meeting.

14.2 Directors Share qualification

There is no Share qualification for any Director.

14.3 Casual vacancies of Directors

(a) Subject to **clause 14.1(a)**, the Directors may at any time appoint any person as a Director either to fill a casual vacancy or as an additional Director.

(b) Any Director, other than the Managing Director, appointed under **clause 14.3(a)** holds office only until the conclusion of the next Meeting of the Members and is eligible for re-election at that Meeting but if that Meeting is an annual general Meeting such Director must not be taken into account in determination of the number of Directors who are to retire by rotation at such Meeting and must not be regarded as a Director retiring by rotation at such Meeting.

14.4 Directors' retirement by rotation and filling of vacated offices

(a) At every annual general Meeting of Members, one-third of the Directors (subject to **clauses 14.3** and **14.7(b)**) or, if their number is not a whole multiple of three, then the number nearest to but not exceeding one-third, must retire from office provided that no Director (except the Managing Director) may retain office for more than three years or until the third annual general meeting following the Director's appointment, whichever is the longer. A retiring Director may act as a Director throughout the Meeting at which the Director retires. An election of Directors must take place each year.

(b) In every year the Director or Directors to retire is the one-third or other number nearest to, but not exceeding, one-third of the number of the Directors who have been longest in office since their last election. As between two or more who have been in office an equal length of time, the Director or Directors to retire will, in

default of agreement between them, be determined by lot in any manner determined by the Chairman and if the Chairman is not able and/or willing to act, by the deputy Chairman. A retiring Director is eligible for re-election.

(c) The Company at any annual general Meeting at which any Director retires may fill the vacated office by re-electing the Director or electing some other person to fill the vacancy.

(d) A Member may nominate a person (including the Member) to be a candidate for election as a Director by notice in writing received at the Office within the period before the Meeting specified by the Listing Rules, and in the absence of this being specified not less than 45 days before the Meeting. The notice must:

(i) be duly signed by the Member and the nominee;

(ii) state that the Member intends to propose the nominee as a Director at the Meeting of Members; and

(iii) state that the nominee consents to the nomination.

Notice of each and every nomination must be forwarded to all Members not less than 28 days (or such lesser period as is from time to time permitted by the Corporations Act) prior to the Meeting at which an election is to take place.

(e) No person is eligible for election to the office of Director at any Meeting except:

(i) a Director retiring by rotation;

(ii) a Director appointed by virtue of **clause 14.4**;

(iii) a person recommended by the Directors for election; or

(iv) a person nominated in accordance with **clause 14.4(d)**.

(f) Any Director may retire from office upon giving notice in writing to the Company of the Director's intention to do so and such resignation takes effect upon the expiration of the notice or its earlier acceptance.

(g) An Auditor, or partner, employee or employer of an Auditor, may not be appointed as a Director.

14.5 Removal of Directors

Subject to the provisions of the Corporations Act, the Company may by Resolution passed at any Meeting remove any Director before the expiration of the Director's period of office and appoint another person in the Director's stead. The person so appointed holds office during such time only as the Director in whose place that person is appointed would have held office.

14.6 Vacation of office of Directors

(a) In addition to the circumstances in which the office of Director becomes vacant by virtue of the Corporations Act or this Constitution, the office of Director becomes vacant if the Director:

(i) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(ii) is removed from office under this Constitution, resigns office by notice in writing to the Company or refuses to act; or

(iii) is absent from the Meetings of Directors for a continuous period of three months without special leave of absence from the Directors.

(b) No proceedings of the Board, or any Resolution passed at any Meeting, will be invalidated by reason of any Director taking part or concurring in such Meeting or Resolution and then being disqualified, until an entry is made in the minutes of the Board of the Director's office having been so vacated.

(c) Any Director whose office becomes so vacant will be eligible for immediate re-election by a Special Resolution provided that the disqualifying conditions are dispensed with, altered, varied or modified or no longer apply to that Director.

14.7 Managing Director

(a) The Directors may from time to time:

(i) appoint one of their body to be Managing Director of the Company;

(ii) define, limit and restrict the Managing Director's powers;

(iii) fix the Managing Director's remuneration (subject to compliance with the Corporations Act) and duties; and

(iv) subject to the provisions of any contract between him or her and the Company, may remove him or her from office and appoint another in his or her place.

(b) A Managing Director is:

(i) not, while he or she continues to hold that office, subject to retirement by rotation and he or she is not taken into account in determining the retirement by rotation of Directors;

(ii) subject to the provisions of any contract between him or her and the Company; and

(iii) subject to the same provisions in this Constitution as to resignation, disqualification and removal as the other Directors.

(c) If the Managing Director ceases to hold the office of Director for any cause he or she immediately ceases to be the Managing Director, and if he or she ceases to be the Managing Director he or she immediately ceases to be a Director.

(d) If the Managing Director becomes at any time in any way incapable of acting as such the Directors may appoint any other Director to act temporarily as Managing Director.

14.8 Remuneration and expenses

(a) Subject to **clause 14.8(b)**, the non-executive Directors will be remunerated for their services as Directors:

(i) such amount or value of remuneration per annum as the Company in Meeting determines from time to time; or

(ii) such aggregate amount or value of remuneration not exceeding the maximum amount or value as the Company in Meeting determines, to be divided among them in such proportion and manner as they agree or in default of agreement, equally.

(b) A Director's entitlement to remuneration is to be as from time to time agreed by the Directors and need not be in money, provided the total amount or value of remuneration is not increased above the maximum for that Director under **clause 14.8(a)** by virtue of such remuneration being in other than a monetary form.

(c) The non-executive Directors' remuneration for their services as Directors determined in accordance with **clause 14.8(a)**, will be by fixed amount or value and not a commission on or percentage of profits or operating revenue.

(d) The Directors may, in addition to remuneration as provided in **clause 14.8(a)**, be paid their reasonable travelling and other expenses incurred in connection with their attendance at Board Meetings and otherwise in the execution of their duties as Directors.

(e) Any Director (other than a Managing Director or other executive Director) who being willing is called upon to perform extra services or to make any special exertions or to undertake any executive or other work for the Company beyond his or her ordinary duties or to go or reside abroad or otherwise for any of the purposes of the Company may, in addition to remuneration as provided in **clause 14.8(a)**, be remunerated in such manner and form as may be determined by the Directors.

(f) The aggregate maximum amount of Directors' remuneration must not be increased except with the prior approval of the Company in Meeting where particulars of the amount of the proposed increase and the new maximum amount or value that may be paid to the Directors as a whole have been given to the Members in the notice convening the Meeting.

(g) The remuneration of each Director for ordinary services accrues from day to day and is apportionable accordingly. A Resolution of Directors cancelling suspending, reducing or postponing provision of such remuneration or any part of such remuneration binds all the Directors for the time being.

14.9 Directors' remuneration on retirement or death

(a) For the purpose of **clause 14.9(b)**, "**spouse**" of a former Director includes a person who, although not legally married to the former Director, lived with that former Director on a genuine domestic basis, akin to a relationship with the former Director as husband or wife.

(b) Upon a Director ceasing, or at any time after ceasing, whether by retirement or otherwise to hold that office, the Directors may, subject to the Listing Rules, pay to the former Director, or in the case of death of the former Director, to the former Director's spouse, legal personal representatives, or to the Director's dependants or any of them a gratuity, pension, allowance or lump sum payment (including any superannuation, retiring allowance, superannuation gratuity or similar payment) in respect of past services of such former Director, of an amount not exceeding the amount permitted by or approved in accordance with the Corporations Act and the Listing Rules. The Company may contract with any Director to secure payment of any such sum to that Director, to the Director's spouse), legal personal representatives or to the Director's dependants or any of them.

(c) A determination made by the Directors in good faith that a person is or was at the time of the death of such former Director a spouse (as provided in **clause 14.9(a)**) or a dependant of such former Director is conclusive for all purposes of **clause 14.9(b)**.

15 MEETINGS OF DIRECTORS

15.1 Rule of proceedings of Directors

The Directors may meet for the dispatch of business and adjourn and otherwise regulate their Meetings as they see fit.

15.2 Quorum of Directors

A quorum of Directors is three or such other number as determined by the Directors from time to time. An interested Director is counted in a quorum notwithstanding his or her interest.

15.3 Convening and Notice of Meetings

(a) A Director may at any time and the Secretary upon the request of a Director must convene a Meeting of the Directors.

(b) Unless the Directors otherwise unanimously agree and without limiting the operation of **clause 15.5**, at least 48 hours notice must be given of every Directors' Meeting. Reasonable efforts must be made to give Notice of a Meeting of Directors to all Directors. Notice may be given by pre-paid post, telephone, fax, electronic mail or other similar means of communication to each Director at the notified address for receipt of notices, or such other address as is nominated by each Director. Non-receipt of any notice of a Meeting of Directors by a Director does not affect the validity of the convening of the Meeting or proceedings at, or any Resolution passed at, such Meeting.

15.4 Meetings of Directors by Instantaneous Communication Device

The contemporaneous linking together by Instantaneous Communication Device of a number of consenting Directors not less than the quorum, whether or not any one or more of the Directors is out of Australia, is deemed to constitute a Meeting of the Directors under this Constitution so long as the following conditions are met:

(a) all the Directors entitled to receive notice of the Meeting of Directors are entitled to notice of a Meeting by Instantaneous Communication Device and to be linked by Instantaneous Communication Device for the purposes of such Meeting. Notice of any such Meeting may be given by the Instantaneous Communication Device or in any other manner permitted by this Constitution;

(b) at the commencement of the Meeting each Director must acknowledge the Director's presence for the purpose of a Meeting of the Directors to all the other Directors taking part;

(c) for the duration of the Meeting each of the Directors taking part in the Meeting by Instantaneous Communication Device is able to hear each of the other Directors taking part;

(d) no Director may leave the Meeting by disconnecting the Director's Instantaneous Communication Device unless the Director has previously obtained the express

consent of the Chairman of the Meeting. A Director is conclusively presumed to have been present and to have formed part of the quorum at all times during the Meeting unless the Director has previously obtained the express consent of the Chairman of the Meeting to leave the meeting; and

(e) a minute of the proceedings of a Meeting by Instantaneous Communication Device is sufficient evidence of those proceedings and of the observance of all necessary formalities if certified as a correct minute by the Chairman.

If a Meeting of Directors by Instantaneous Communication Device is affected by technical difficulties, the Chairman of the Meeting may adjourn the Meeting to a later date or time. Despite any such adjournment and unless otherwise determined by the Chairman of the Meeting, the minutes of the Meeting recorded up to the point at which the Meeting is adjourned will be deemed to be a true and correct record of the events that took place up to the point of such adjournment.

15.5 Written Resolutions of Directors

A Resolution in writing signed by a majority of the Directors (excluding those Directors who would not be permitted, by virtue of the Corporations Act, to vote were the Resolution to be put to a Meeting of the Directors) will, provided that reasonable efforts have been made to give all Directors notice of the proposed Resolution, be as valid and effective as if it had been passed at a meeting of the Directors duly convened and held. Any such Resolution:

(a) may consist of several documents in like form each signed by one or more Directors;

(b) will be effective from the date the last of the relevant Directors has signed the Resolution;

(c) must be entered into the books provided for the purpose of recording, amongst other things, Resolutions of Directors, as soon as practicable; and

(d) must be notified by the Secretary to all Directors as soon as practicable after the Resolution is passed.

A fax, electronic mail or such similar means of communication addressed to or received by the Company and purporting to be signed by a Director is for the purpose of this **clause 15.5** deemed to be writing signed by such Director.

15.6 Voting at Directors Meeting

(a) Questions and resolutions arising at any Meeting of the Directors must be decided by a majority of votes and each Director has one vote.

(b) Subject to **clause 15.6(c)**, if there is an equality of votes on any question or resolution, the Chairman, if the Chairman is entitled to vote on the question or resolution, may exercise a casting vote in addition to any other vote the Chairman may have.

(c) Where only two Directors are present and form a quorum or when only two Directors present are competent to vote on the question at issue, the Chairman does not have a casting vote and the proposal will be deemed to have been lost or not carried.

15.7 Powers of Meeting of Directors

A Meeting of the Directors at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercised by the Directors generally or by or under this Constitution.

15.8 Chairman of Directors

The Directors must from time to time elect a Chairman of their Meetings. If no Chairman is elected or if at any Meeting the Chairman is not present within 15 minutes of the time appointed for holding the same the Directors present may choose one of their number to be Chairman of such Meeting. The Directors may from time to time appoint a deputy Chairman who in the absence of the Chairman at a Meeting of the Directors may exercise all the power and authorities of the Chairman.

15.9 Validation of acts of Directors where defect in appointment

All acts done, including Resolutions passed, at any Meeting of Directors or of a committee of Directors or by any person acting as a Director or by any person purporting to act as an attorney under power of the Company, notwithstanding that it is afterwards discovered that there was some defect in the appointment or continuance in office of such Director or person or attorney acting in such a capacity or that they or any of them were disqualified or were not entitled to vote, are as valid as if every such person had been duly appointed or had duly continued in office and was qualified to be a Director or attorney and was entitled to vote.

16 DIRECTORS' CONTRACTS WITH THE COMPANY

(a) Subject to the Corporations Act, no Director is disqualified by that office from:

(i) holding any other office or place of profit in the Company (except that of Auditor), any of the Company's subsidiary companies, or any company in which the Company is or becomes a shareholder or is otherwise interested; or

(ii) contracting or arranging with the Company or any other such company as referred to in this **clause 16(a)(i)**, either as vendor, purchaser or otherwise howsoever.

(b) No such contract as referred to in **clause 16(a)** or any contract or arrangement entered into or to be entered into by or from or on behalf of the Company in which the Director is or may be in any way interested is capable of being avoided by reason only of the Director holding that office or of the fiduciary relationship between the Director and the Company.

(c) A Director contracting or being interested as set out in this **clause 16** is not liable to account to the Company for any profit arising from any such office or place of profit or realised by any such contract or arrangement by reason only of the Director holding that office or of the fiduciary relationship between the Director and the Company.

(d) A Director who has an interest in a matter that relates to the affairs of the Company must comply with any applicable Corporations Act requirements relating to that interest.

17 POWERS OF DIRECTORS

17.1 General Powers of Directors

Subject to the Corporations Act and to any other provisions of this Constitution, the management and control of the business of the Company is vested in the Directors who may exercise all powers of the Company that are not required by this Constitution or by the Corporations Act to be exercised by the Company in Meeting. Notwithstanding anything express or implied in this Constitution, the Directors may cancel or postpone a Meeting of Members but no Resolution passed by the Company in Meeting invalidates any prior act of the Directors which would have been valid if that Resolution had not been made or passed.

17.2 Borrowing powers of Directors

(a) The Directors have power to:

(i) raise or borrow or secure the payment or repayment of any sum of money;

(ii) charge, mortgage or otherwise encumber any or all of the undertaking, property and assets of the Company (both present and future) including its goodwill and uncalled capital for the time being; and

(iii) issue notes, bonds, debentures or any other Securities or give any other security or guarantee for any debt, liability or obligation of the Company or any other person,

in such manner and on such terms as the Directors determine.

(b) Without limiting the generality of this **clause 17.2**, it is expressly declared that the Directors have power to make loans to and to provide guarantees and security for obligations undertaken by Directors as permitted by the Corporations Act or by Resolution of the Company in accordance with the Corporations Act but not otherwise.

(c) All cheques, promissory notes, drafts bills of exchange and other negotiable instruments and all receipts for money paid to the Company must be signed, drawn, accepted, endorsed or otherwise executed in such manner as the Directors determine.

17.3 Delegation of Directors' powers

(a) The Directors may, from time to time, by power of attorney appoint any person or persons to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these clauses) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may:

(i) contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit; and

(ii) authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in that attorney.

(b) The Directors may from time to time:

(i) delegate to any person such of their powers as they may think fit for such time and for such objects and purposes and upon such terms and with such restrictions as they think expedient;

(ii) confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors;

(iii) revoke, withdraw, alter or vary all or any delegated powers, and

any delegation must be recorded in the minute book of Meetings of Directors.

17.4 Delegation of powers to committees

(a) The Directors may (and if required to do so by the Listing Rules, must) by Resolution or by power of attorney, delegate any of their powers to committees consisting of such Directors or Members or persons as the Directors think fit to act either in Australia or elsewhere. Any committee so formed or person or persons so appointed must, in the exercise of the power so delegated, conform to any regulations that may from time to time be imposed by the Directors. Any such delegation must be recorded in the minute book of Meetings of Directors.

(b) The meetings and proceedings of any committee are governed by the provisions of this Constitution regulating the Meetings and proceedings of the Directors so far as they are applicable.

17.5 Delegation otherwise than under the Corporations Act

The powers of delegation expressly or impliedly conferred by this Constitution on the Directors are so conferred in substitution for, and to the exclusion of, any the powers of delegation conferred on the Directors by the Corporations Act.

17.6 Validation of irregular acts

Notwithstanding anything contained in this Constitution, if some formality required to be done (other than a matter required to be done to comply with the Listing Rules) has been inadvertently omitted or has not been carried out, such omission does not invalidate any Resolution or Special Resolution, act, matter or thing which but for such omission would have been valid unless it is proved to the satisfaction of a majority of the Directors that such omission has directly prejudiced any Holder financially. The decision of the Directors is conclusive, final and binding on all Holders.

18 SECRETARY

(a) One or more Secretaries of the Company must, in accordance with the Corporations Act, be appointed by the Directors on such terms (including remuneration) as the Directors think fit. At least one Secretary must ordinarily reside in Australia.

(b) The Directors may, at any time, appoint a person as an acting Secretary or as a temporary substitute for a Secretary. The person so appointed will, for the purpose of this Constitution, be deemed to be a Secretary.

(c) A Secretary's appointment may be terminated at any time by the Directors.

(d) Anything required or authorised to be done by or in relation to the Secretary may, if the office is vacant or due to any other reason the Secretary is not capable of acting, be done by any assistant or deputy Secretary or, if there is no assistant

or deputy Secretary capable of acting, by any officer of the Company authorised generally or specially to do so by the Directors.

(e) A provision requiring or authorising a thing to be done by a Director and the Secretary is not satisfied by its being done by the same person acting both as a Director and as, or in place of, a Secretary.

19 MINUTES

(a) The Directors must cause minutes to be duly entered in books provided for the purpose of recording:

(i) all appointments of Directors and Secretaries;

(ii) the names of the Directors present at each Meeting of the Directors and committees;

(iii) all orders, Resolutions, Special Resolutions and proceedings of Meetings of the Company and the Directors and of meetings of committees; and

(iv) such matters as are required by the Corporations Act to be contained in such books.

(b) Any minutes purporting to be signed by any person purporting to be the Chairman of a Meeting or to be the Chairman of the next succeeding Meeting may be received in evidence without any further proof, as sufficient evidence:

(i) that the matters and things recorded by or appearing in such minutes actually took place or happened as recorded or appearing; and

(ii) of the regularity of such matters and things in all respects and that the same took place at a Meeting duly convened and held.

20 SEAL

20.1 Seal

(a) The Company may have one or more Seals.

(b) The Directors must provide for the safe custody of each Seal of the Company.

20.2 Use of Seal

Any Seal may be used only by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the Seal. Every document to which the Seal is affixed must be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

21 DECLARATION OF DIVIDENDS

21.1 Declaration of dividend

(a) Subject to the Listing Rules, the Directors may determine that a dividend (whether interim, final or otherwise) is payable and fix the:

(i) amount;

(ii) time for payment; and

(iii) method of payment.

(b) The methods of payment may include the payment of cash, the issue of Securities or the transfer of assets.

(c) Interest is not payable on a dividend.

21.2 Entitlement to dividends

(a) All dividends belong and must be paid (subject to any lien of the Company) to those Members whose names are on the Register at the date at which such dividend is declared or, subject to the Listing Rules, at such other date as the Directors may determine, notwithstanding any subsequent transfer or transmission of Securities.

(b) Subject to the terms of issue of the Securities and the rights of persons (if any) entitled to Securities with special rights as to dividends, all dividends must be declared and paid to Members according to the amounts paid (not credited) on the Securities as a proportion of the total amount paid and payable (excluding amounts credited) on the Securities. However, no amount paid or credited as paid on a Security in advance of calls is treated for the purpose of this **clause 21.2(b)** as paid on the Security. All dividends must be apportioned and paid proportionately to the amounts paid (not credited) on the Securities during any portion or portions of the period in respect of which the dividend is paid but if any Security is issued on terms providing that it ranks for dividend as from a particular date, that Security ranks for dividend accordingly.

(c) Notwithstanding **clause 21.2(a)** but subject to **clause 21.3**, the Directors may retain the dividends payable on Securities in respect of which:

(i) any person is under **clause 8**, entitled to become a Member or which any person is under that clause entitled to transfer, until such person becomes a Member in respect of such Securities or duly transfers such Securities; or

(ii) there are any unpaid calls.

21.3 Payment of dividends

(a) No dividend may be paid otherwise than out of profits of the Company and a declaration by the Directors as to the amount of profits available for dividends is conclusive evidence of the amount so available.

(b) No dividend or other monies payable on or in respect of a Security bears interest against the Company unless provided for in the terms of issue of that Security.

(c) Any dividend, interest or other money payable in cash in respect of Securities may be paid:

(i) by cheque sent through the post or by courier to the addresses of the Holders shown in the Register or in the case of joint Holders, to the address of that Holder whose name stands first in the Register in respect of the joint Holder, or to such address as the Holder or any of the joint holders in writing directs or direct;

(ii) by electronic transfer; or

(iii) in such manner as the Directors determine.

(d) The Directors, when declaring a dividend, may make a call on the Members of such amount as they may fix but so that the call on each Member does not exceed the dividend payable to such Member and so that the call be made payable at the same time as the dividend and the dividend may be set off against the call.

(e) The Directors may deduct from any dividend payable to any Member all sums of money (if any) presently payable by such Member to the Company on account of calls or otherwise in relation to the Securities of the Company.

(f) During a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement relating to the Restricted Securities, the Holder of the Restricted Securities is not entitled to any dividend in respect of the Restricted Securities.

21.4 Distribution of dividend in kind

When declaring a dividend, the Directors may direct payment of the dividend wholly or partly by the distribution of specific assets, and in particular of paid up Securities, debentures or debenture stock of the Company or any other company or in any one or more of such ways. Where any difficulty arises in regard to such distribution the Directors may:

(a) settle such dividend as they think expedient;

(b) fix the value for distribution of or part of, such specific assets;

(c) determine that cash payments be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties; and

(d) vest any such specific assets in trustees as may seem expedient to the Directors.

21.5 Reinvestment of dividends

The Directors may from time to time grant to Members or any class of Members the right, upon such terms as the Directors may determine, to elect to reinvest all or part of the dividends paid by the Company in respect of any holdings, in subscribing for Securities and for any such purposes the Directors may implement and maintain, on such terms as they may determine from time to time, any scheme or plan for such reinvestment (including without limitation any share investment plan, dividend selection plan or dividend re-investment plan).

21.6 Capitalisation

(a) The Directors may at any time resolve that it is desirable to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Members (including profits derived from an accretion in value disclosed upon the revaluation of assets) and not required for the payment or provision of the fixed dividend on any Securities entitled to fixed preferential dividends, such sum to be applied for the benefit of Members registered on a date stipulated by the Directors in proportion to the number of Securities held by them in any of the ways mentioned in **clause 21.6(b)**.

(b) The ways in which a sum may be applied for the benefit of Members under **clause 21.6(a)** are by:

(i) paying up any amounts unpaid on Securities held by Members;

(ii) paying up in full unissued Securities or debentures or debenture stock to be issued to Members as fully paid; or

(iii) partly as mentioned in this **clause 21.6(b)(i)** and partly as mentioned in this **clause 21.6(b)(ii)**.

(c) The Directors must make all appropriations and applications of the sums resolved to be capitalised and all allotments and issues of fully paid Securities, debentures or debenture stock (if any) and generally must do all things necessary to give effect to the Resolution and, in particular, to the extent necessary to adjust the rights of the Members themselves, may:

(i) issue fractional Certificates or make cash payments in cases where Securities or debentures become issuable in fractions; and

(ii) authorise any person to make, on behalf of all the Members entitled to any further Securities, debentures or debenture stock upon the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any such further Securities, debentures or debenture stock or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing Securities by the application of their respective proportions of the sum to be capitalised,

and any agreement under authority referred to in this **clause 21.6(c)(ii)** is effective and binding on all the Members concerned.

22 UNCLAIMED DIVIDENDS

Subject to the provisions of the Corporations Act and any other relevant legislation, all dividends unclaimed may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

23 RESERVES

The Directors may before declaring any dividend, set aside out of the profits of the Company such sums as they think proper as reserves, which will, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied. Pending any such application, any such reserves may at the discretion of the Directors either be employed in the business of the Company or be invested in such investments (other than shares in the Company) as the Directors may from time to time think fit. The Directors may also, without placing the same to reserve, carry forward any profits which they may think prudent not to divide.

24 INSPECTION OF RECORDS

Subject to the Corporations Act, the Directors may determine whether and to what extent and at what times and places and under what conditions the accounting records and other documents and records of the Company are open to the inspection of the Holders (not being Directors) and no Holder (other than a Director) has any right to inspect any

account or book or document of the Company except as provided by law or authorised by the Directors or by the Company in Meeting.

25 NOTICES

(a) Subject to this Constitution, a notice may be served by the Company upon any Holder:

(i) personally;

(ii) by sending it by post, fax or electronic means addressed to such Holder at the address entered in the Register or the address, fax number or electronic address supplied by that Holder for the giving of notices to them; or

(iii) in any other way allowed under the Corporations Act.

(b) It is not necessary to give notice of Meetings to any person entitled to a Security by transmission unless such person is duly registered as a Holder.

(c) A notice to the joint Holders of a Security may be given to the joint Holder first named in the Register in respect of the Security.

(d) Where a notice is sent by post, service of the notice is deemed to have been sent by properly addressing, prepaying and posting a letter containing the notice and is deemed to have been received on the day after the date of its posting. A certificate in writing signed by any manager, Secretary or other officer of the Company that the letter containing the notice was so addressed, prepaid and posted is conclusive evidence of such fact. Notices and other documents for overseas Security holders may be forwarded by air mail or facsimile or electronic transmission, or in any other way to seek to ensure it will be promptly received.

(e) Every person who by operation of law, transfer or other means becomes entitled to any Security is bound by every notice in respect of such Security which prior to the person's name and address being entered on the Register has been duly given to the person from whom the person derives title and to every previous Holder of such Security.

(f) Every summons, notice, order or other document required to be served upon the Company or upon any officer of the Company may be served by leaving the same at the Office.

(g) The signature to any notice given by the Company may be written, printed, stamped or signed by electronic means.

26 INDEMNITY OF OFFICERS

(a) In this **clause 26**:

(i) "**Officer**" means:

(A) a Director or Secretary or a director or secretary of a subsidiary of the Company; or

(B) a person:

(C) who makes or participates in making decisions that affect the whole, or a substantial part, of the business of the Company or a subsidiary of the Company;

(D) who has the capacity to affect significantly the Company's or a subsidiary of the Company's financial standing; or

(E) in accordance with whose instructions or wishes the Directors or the directors of a subsidiary of the Company are accustomed to act (excluding advice given by the person in the proper performance of functions attached to the person's professional capacity or their business relationship with the Directors or the directors of a subsidiary of the Company or the Company or a subsidiary of the Company),

and includes a former officer;

(ii) "**Duties of the Officer**" includes, in any particular case where the Board considers it appropriate, duties arising by reason of the appointment, nomination or secondment in any capacity of an Officer by the Company or, where applicable the subsidiary of the Company, to any other corporation;

(iii) "**To the Relevant Extent**" means:

(A) to the extent the Company is not precluded by law from doing so;

(B) to the extent and for the amount that the Officer is not otherwise entitled to be indemnified and is not actually indemnified by another person (including a subsidiary or an insurer under any insurance policy); and

(C) where the Liability is incurred in or arising out of the conduct of the business of another corporation or in the discharge of the Duties Of The Officer in relation to another corporation, to the extent and for the amount that the Officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation; and

(iv) "**Liability**" means all costs, charges, losses, damages, expenses, penalties and liabilities of any kind including, in particular, legal costs incurred in defending an action for a liability incurred as an Officer.

(b) The Company is to indemnify each Officer out of the assets of the Company To The Relevant Extent against any Liability incurred by the Officer in or arising out of the conduct of the business of the Company or a subsidiary of the Company or in or arising out of the discharge of the Duties Of The Officer.

(c) Subject to the Corporations Act, where the Board considers it appropriate, the Company may execute a documentary indemnity in any form in favour of any Officer.

(d) Subject to the Corporations Act, where the Board considers it appropriate, the Company may:

(i) make payments by way of premium in respect of any contract effecting insurance on behalf or in respect of an Officer against any Liability incurred by the Officer in or arising out of the conduct of the business of the Company or a subsidiary of the Company or in or arising out of the discharge of the Duties Of The Officer; and

(ii) bind itself and amend any contract or deed with any Officer to make the payments.

27 WINDING UP

(a) If the Company is wound up whether voluntarily or otherwise, the liquidator may, with the sanction of a Special Resolution, divide amongst the Members in specie or kind, the whole or any part of the assets of the Company and may for that purpose, set such value as the liquidator considers fair upon any property to be so divided and may determine how the division is to be carried out as between the Members or different classes of Members.

(b) The liquidator may, with the sanction of a Special Resolution, vest the whole or any part of any such assets of the Company in trustees upon such trusts for the benefit of the Members or any of them as the liquidator thinks fit.

(c) No Member is compelled to accept any shares or other securities in respect of which there is any liability upon a division or vesting of assets under **clauses 27(a)** and **27(b)** respectively.

28 ACCOUNTS AND AUDIT

(a) The Company must comply with the Corporations Act and the Listing Rules with respect to the preparation of accounts, financial reports, directors' reports and auditors' reports.

(b) Auditors will be appointed or elected and may be removed and their duties will be regulated in accordance with the Corporations Act.

29 SALE OF NON-MARKETABLE PARCELS

29.1 Definitions

In this **clause 29**:

"**Marketable Parcel**" has the meaning which it bears in the Listing Rules.

"**Minority Holder**" means any Holder who from time to time holds less than a Marketable Parcel.

"**Notice**" means the notice given to any Minority Holder in accordance with **clause 29.3**.

"**Notice of Retention**" means a notice in writing from a Minority Holder to the Company stating that the Relevant Securities are not to be disposed of by the Company

"**Notice Date**" means the date of the Notice sent by the Company under **clause 29.3(a))**.

"**Notice of Retention**" means a notice in writing from a Minority Holder to the Company stating that the Relevant Securities are not to be disposed of by the Company.

"**Sale Consideration**" means the proceeds of any sale or other disposal of Securities under this **clause 29**.

"**Takeover**" means:

(a) a takeover bid; or

(b) a similar bid under a foreign regime.

29.2 Power to sell non-marketable parcels

(a) Subject to the Listing Rules, the Company may, and is authorised to, dispose of the Security holdings of Minority Holders' Securities in the manner set out in this **clause 29.** Subject to **clause 29.2(b)**, this **clause 29** may be invoked only once in any twelve month period.

(b) The Company may only dispose of the Security holdings of Minority Holders' Securities once in every 12 month period.

(c) **Clause 29.2(a)** ceases to have effect following the announcement of a Takeover and begins to have effect once more after the close of the offers made under the Takeover.

29.3 Notice

(a) The Company must not sell the Securities of a Minority Holder unless it has, not less than 42 days prior to the sale, given a Notice in writing to the Minority Holder of its intention to dispose of the Minority Holder's Securities and:

(i) a Notice of Retention has not been received by the Company on or before the Retention Date; and

(ii) the Securities were a new holding created by a transfer or issue on or after 1 September 1999.

(b) Each Minority Holder on whom a Notice has been served, may by notice in writing addressed to the Secretary and delivered to the registered office of the Company within 42 days after the Notice Date request the Company to exempt the Minority Holder's Securities from this **clause 29.3**, in which event the provisions of this **clause 29** will not apply to that Minority Holder.

29.4 Procedure

(a) For the purposes of the sale of Securities under this **clause 29.4**, each Minority Holder:

(i) appoints the Company as the Minority Holder's agent, to sell, within a reasonable period after the period ending 42 days after the Notice Date, all of the Minority Holder's Securities in the ordinary course of trading on the stock market conducted by ASX and acting in good faith and to receive the sale consideration on behalf of the Minority Holder; and

(ii) appoints the Company and each of its Directors from time to time as the Minority Holder's attorney in the name and on behalf of the Minority Holder to effect all transfers and execute all deeds or other documents or instruments necessary to transfer the Securities from the Minority Holder to the transferee.

(b) The transferee of Securities sold under this **clause 29** is not responsible for the regularity of proceedings or to the application of the purchase money in respect of the sale of a Minority Holder's Securities. After the transferee's name has been entered in the Register in respect of such Securities, the validity of the sale or other disposal may not be impeached by any person and the remedy of any person aggrieved by the sale or other disposal will be in damages only and against the Company exclusively.

(c) The Company may issue to the transferee such Certificates as may be required in order to vest title in the transferee. The title of the transferee to Securities sold under this **clause 29** will not be affected by any irregularity in connection with the sale or disposal of the Securities to the transferee.

(d) If the relevant Securities are certificated, the Company must cancel the Certificates of all Minority Holders whose Securities are sold under this **clause 29.**

(e) If all the Securities of two or more Minority Holders to whom this **clause 29** applies are sold to one purchaser the transfer may be effected by one transfer document.

29.5 Sale Consideration

(a) The Sale Consideration must be received by the Company and paid to the Minority Holder or as the Minority Holder may direct. The Company must bear all costs as a result of the sale or disposal of Securities under this **clause 29** .

(b) Payment by the Company of any consideration under this **clause 29** is at the risk of the Minority Holder to whom it is sent.

(c) The Sale Consideration so received by the Company must be paid into a bank account opened and maintained by the Company for that purpose only.

(d) The Company must hold the Sale Consideration so received in trust for a Minority Holder whose Securities are sold under this **clause 29** pending distribution of the Sale Consideration. The Company must, as soon as practicable after the sale of the Securities of a Minority Holder, and to the extent that it may reasonably do so, distribute the Sale Consideration received to such Minority Holder provided that the Company has received any Certificates issued to the Minority Holder with respect to the Security or, in the case of loss or destruction of any such Certificate, any additional documentation required by the Corporations Act.

(e) Where the Sale Consideration is held in trust by the Company for a Minority Holder under this **clause 29** and has been held for not less than two years, the Company must pay the money in accordance with applicable legislative requirements.

29.6 Certificates

A certificate in writing under the hand of any two Directors or of any one Director and Secretary that:

(a) any notice required to be served by or on the Company was or was not served, as the case may be;

(b) any advertisement required to be published was published; and

(c) any resolution of Directors required to be made was made,

is, for the purpose of this Constitution, sufficient evidence of the facts stated as against all persons claiming to be entitled to such Securities and to the right and title of the Company to dispose of such Securities.

30 PROPORTIONAL TAKEOVER APPROVALS

30.1 In this **clause 30**:

"**Proportional takeover bid**" has the meaning given in section 9 of the Corporations Act 2001;

"**Relevant day**" (in relation to a proportional takeover bid) means the day that is 14 days before the last day of the bid period;

Subject to the foregoing, any word the meaning of which is defined in the Corporations Act 2001 has the same meaning in this **clause 30**;

Clause 30.2 is to be read subject to this **clause 30.1**.

30.2 Where offers have been made under a proportional takeover bid in respect of Securities of the Company:

(a) the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until a resolution to approve the bid is passed in accordance with the provisions of this clause;

(b) a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held bid class Securities is entitled to vote on the resolution;

(c) the resolution of the persons entitled to vote on the resolution must be voted on at a meeting, convened and conducted by the Company;

(d) the resolution is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is taken to have been rejected.

30.3 The provisions that apply to a general meeting of the Company apply with such modifications as the circumstances require to a meeting that is convened pursuant to this **clause 30** and apply as if the last mentioned meeting were a general meeting of the Company.

30.4 Where offers have been made under a proportional takeover bid for a class of the Company's Securities, the directors must ensure that a resolution to approve the takeover scheme is voted on in accordance with this article before the relevant day.

30.5 Where a resolution to approve the proportional takeover bid is voted on before the relevant day in accordance with this clause, the Company must, on or before the relevant day:

(a) give to the bidder; and

(b) serve on each relevant financial market – if the Company is listed,

a notice in writing stating that a resolution to approve the bid has been voted on and whether the resolution has been passed or rejected.

30.6 Where, as at the end of the day before the relevant day, no resolution to approve the proportional takeover bid has been voted on in accordance with this clause, a resolution to approve the bid is taken to have been passed in accordance with this clause.

This clause ceases to have effect on the third anniversary of the date of its adoption or, if it has been renewed, the third anniversary of the date of its last renewal.

FOX Resources Limited

4 January 2007 ASX/Media Announcement

FOX ANNOUNCES JOINT VENTURE AGREEMENT WITH PRIME MINERALS for Non-Core Gold Project

Fox Resources Limited ("Fox") (ASX: FXR) today announced that is has finalised an agreement with new resources float, Prime Minerals Limited ("Prime") (ASX: PIM) to joint venture its non-core exploration project, Star of Mangaroon Gold Project.

Under the agreement, Fox will maintain an exposure to gold through the Star of Mangaroon Gold Project, where Prime is earning up to 80% interest in the project and Fox will maintain a 20% interest. Prime will be required to spend $500,000 within the next 5 years to earn 80%.

The Star or Mangaroon Gold Project is located approximately 170km north of Gascoyne Junction and 250km northeast of Carnarvon, Western Australia (Figure 1).

"While we remain focused on unlocking the value of Fox's core base metal assets and operations located in the Pilbara, we are also conscious of our exposure to quality gold assets," said Managing Director, Mr Don Harper.

"We are pleased to have finalised this deal with Prime which will ensure that exploration is accelerated at the Star of Mangaroon Gold Project with a view to driving shareholder value for both companies," he said.

Fox welcomes and congratulates Prime's successful listing on the Australian Stock Exchange on 3 January 2007. Prime will be focusing on aggressively drilling the under-explored Star of Mangaroon Gold Project as outlined in its prospectus.

Mr Harper went on to say that Fox shareholders also continue to have exposure to gold assets through the Company's Four Ounce Show and Radleys gold deposits – both situated on a mining lease 100%-owned by Fox, approximately 12km from the Radio Hill Mine in the Pilbara.

"Today's joint venture announcement with Prime also provides us with an opportunity to update our shareholders on Fox's less talked about, but still promising, gold projects," Mr Harper said.

"The Four Ounce Show and Radleys tenement hosts a number of gold-bearing systems where previous exploration outlined a preliminary resource in excess of 36,000 ounces to a depth of 50 metres and the icing on the cake is that the mineralisation is mainly open in all directions."

An additional promising gold prospect is East Well where previous drilling intercepted 2m at 5.5 g/t gold. Assays of up to 50 g/t gold were obtained from rock chip sampling over a strike length of 800m.

Further updates and information about Fox's gold projects will be available later this month in the Company's December 2006 Quarterly Report.

- ENDS -


Karratha

For further details, please contact:

Don Harper – Managing Director +61 8 9318 5600

Ann Nahajski – Porter Novelli +61 8 9386 1233
+61 (0)400 205 433

About Prime Minerals Limited

Prime Minerals (ASX: PIM) was formed with the objective of pursuing opportunities in exploration and mining for uranium, gold, vanadium, titanium and iron ore. The company's Western Australian focused portfolio includes the Lake Mason Uranium Project, the Barrambie Project (gold, vanadium and iron ore), the Star of Mangaroon Gold Project, and the Dales Gorge and Tom Price Iron Ore properties. The funds raised through its ASX listing will initially be used to aggressively drill the Lake Mason uranium targets and the Star or Mangaroon Gold Project. Prime Minerals raised $2.2 million in its initial public offer and on listing had a market capitalisation of approximately $6.5 million.

About Star of Mangaroon Gold Project

The Star or Mangaroon Gold Project is located approximately 170km north of Gascoyne Junction and 250km northeast of Carnarvon, Western Australia (Figure 1). The deposit was discovered in 1956 with underground production between 1960 and 1983 being 7,464 ounces of gold from 5,357 tonnes of treated ore (average grade of 34.8g/t gold). Star of Mangaroon was historically the most productive gold mine in the Gascoyne with current target mineralization of 46, 500 tonnes at 17g/t gold for 25,700 ounces and has several high grade targets across a 14km strike.

APPENDIX

Figure 1 – Location of Star of Mangaroon Gold Project



FOX
Fox Resources Ltd
Gold Assets
Kununurra
Broome
Radleys Gold
100%
Karratha
Port Hedland
FOS Gold
100%
Radio Hill
Newman
Star of Mangaroon Gold
Joint Venture
Meekatharra
Ruth Well
Radio
Hill
Whundo
0
20km
Scale
Exploration Licences
Granted and Applications
Mining Leases
Granted
Carnarvon
Leonora
Nickel
Copper
Gold
Zinc
Kalgoorlie
PERTH
Esperance
Albany
0
500km
Scale

The information in this report that relates to exploration results, mineral resources or ore reserves is based on information compiled by Mr Ed Mead who is a full-time employee of the company and is a member of the Australasian Institute of Mining and Metallurgy. Mr Mead has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr Mead consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PRIME MINERALS LTD**
ABN	**61 120 658 497**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE RICHARD HAWLEY
Date of appointment	06 October 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
West Coast Projects Pty Ltd	250,000 ordinary shares 500,000 $0.20 share options

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PRIME MINERALS LTD**
ABN	**61 120 658 497**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	EMILIO PIETRE DEL FANTE
Date of appointment	27 July 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Red Bluff Nominees Pty Ltd	500,000 $0.20 share options

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part..

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PRIME MINERALS LTD**
ABN	**61 120 658 497**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	VINCENT KENNETH HYDE
Date of appointment	27 July 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
100,000 ordinary shares 500,000 $0.20 share options

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PRIME MINERALS LTD**
ABN	**61 120 658 497**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE DAVID WADDELL
Date of appointment	27 July 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 50,000 ordinary shares 500,000 $0.20 share options

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	PRIME MINERALS LIMITED
ACN/ARSN	ACN 120 658 497

1. Details of substantial holder (1)

Name	COLBURN NOMINEES PTY LTD
ACN/ARSN (if applicable)	ACN 121 089 807

The holder became a substantial holder on 2/1/07

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	7,000,000	7,000,000	21.64%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
COLBURN NOMINEES PTY LTD	REGISTERED HOLDER	7,000,000 ESCROW ORDINARY SHARES

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
COLBURN NOMINEES P/L	COLBURN NOMINEES PL		7,000,000 ESCROW ORD

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
COLBURN NOMINEES P/L	2/01/07		VENDOR	7,000,000 ESCROW

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
COLBURN NOMINEES PTY LTD	32 CHARLES STREET SOUTH PERTH WA 6151

Signature

print name MARC CLIFTON capacity DIRECTOR

sign here date 21/1/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form **603**

Corporations Act 2001

Section 671B

Notice of initial substantial holder

To Company Name/Scheme **PRIME MINERALS LIMITED**

ACN/ARSN 120 658 497

1. Details of substantial holder(1)

Name	ACN / ABN
RULSTON PTY LTD	120 475 569

The holder became a substantial holder on 2/1/07

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities(4)	Number of securities	Persons' votes(5)	Voting power(6)
Ordinary	7,010,000	7,010,000	21.67%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest(7)	Class and number of securities
Rulston Pty Ltd	Registered Holder	7,000,000 Escrow Ordinary Shares
		10,000 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder(8)	Class and number of securities	
Rulston Pty Ltd	Rulston Pty Ltd		7,000,000 Escrow Ord	
			10,000 Ordinary	

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities	
		Cash	Non-cash		
Rulston Pty Ltd	2/1/07		Vendor	7,000,000 Escrow	
Rulston Pty Ltd	21/12/06	20 cents		10,000 Odinary	

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Rulston Pty Ltd	168 Stirling Highway NEDLANDS WA 6009

Signature

sign here ______________________ date

print name Peter Christie capacity Director

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.
(2) See the definition of "associate" in section 9 of the Corporations Act 2001.
(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.
(4) The voting shares of a company constitute one class unless divided into separate classes.
(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.
(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.
(7) Include details of:
(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and
(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".
(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

PRIME MINERALS LIMITED

prime minerals ltd - 34 parliament place, west perth, wa 6005
t: +61 8 9488 5299 f: +61 8 9321 6699 i: www.primeminerals.com.au
abn: 61 120 658 497 asx code: PIM

RECEIVED
2007 FEB 27 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Resignation Director/Final Directors Notice

Please be advised that Mr. Bruce Waddell has resigned as a non-executive Director but will continue as Company Secretary for Prime Minerals Limited.

Yours Sincerely,

Vince Hyde
EXECUTIVE DIRECTOR
31 January 2007

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity PRIME MINERALS LIMITED	
ABN 61 120 658 497	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	BRUCE DAVID WADDELL
Date of last notice	10 JANUARY 2007
Date that director ceased to be director	30 JANUARY 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
50,000 Ordinary Shares 500,000 $0.20 Share Options

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

PRIME MINERALS LIMITED
prime minerals ltd ~ 34 parliament place, west perth, wa 6005
t: +61 8 9488 5299 f: +61 8 9321 6699 i: www.primeminerals.com.au
abn: 61 120 658 497 asx code: PIM

DECEMBER 2006 QUARTERLY REPORT 31January 2007

HIGHLIGHTS

Exceptional ASX listing debut in January 2007, with Prime trading up to 250% premium to the 20 cent share issue price.

One loyalty Option to be issued in May 2007 at a price of 1 cent for every two Prime shares held. The options will be listed on the ASX and have an exercise price of 20 cents expiring 31 October 2009.

Detailed low level airborne radiometric/magnetic survey planned to commence on the Lake Mason uranium deposit area in March 2007.

Detailed low level airborne magnetic survey planned to commence at Barrambie vanadium/iron area after completion of the Lake Mason survey.

In line with its objectives, Prime is also identifying overseas mining project opportunities with the view of continuing to increase wealth for all Prime shareholders.

OVERVIEW

Prime Minerals Limited ("Prime") successfully listed on the Australian Stock Exchange ("ASX") on the 4th January 2007 and has since traded up to a 250% premium to the 20 cent share issue price. Prime is a uranium explorer that is also actively investigating resource opportunities with the aim to establish itself as a player in the emerging uranium industry. Uranium is the fuel of the future with rising fossil fuel prices and green house constraints, and in addition, fundamental growth driven by nuclear reactor builds, specifically driven by China, India and Russia. Demand is expected to exceed mine supply for many years.

As stated in the Prime Prospectus, it should be noted that all Prime shareholders registered on a record date in May 2007 will be entitled to participate in a non-renounceable entitlements issue of Loyalty Options on the basis of one option for every two shares held at a price of one cent per option. The options will expire 31 October 2009 and will have a 20 cent exercise price and Prime will apply for official quotation on the ASX.

Prime's 100% owned Lake Mason uranium project is located 40kms southwest of BHP Billiton's Yeelirrie deposit, which is the world's largest calcrete uranium deposit containing 52,000t of uranium (Refer Figure 1). The objective of the radiometric survey is to define surface radiometric uranium anomalies additional to Bolitho Bore, where minor exploration defined a pre-JORC target mineralisation of 170,000kg (374,000lbs) of uranium. A secondary objective is to define litho/chemical and hydrological trap sites where uranium mineralisation has accumulated below the surface, followed by a detailed air core drilling programme.

Prime's Barrambie vanadium/iron project is located near the town of Sandstone in Western Australia (Refer Figure 1). The objective of this survey is to define extensions to the known Barrambie vanadium/iron mineralisation, and to define litho/structural positions favourable to the deposition of gold mineralisation. Prime's Barrambie project surrounds Reed Resources Limited (ASX Code; RDR) JORC compliant Indicated and Inferred mineral resource of 39Mt at 0.49% vanadium oxide and 11% titanium oxide and 22% iron oxide with a reported NPV of A$379m. Prime's Barrambie project includes 24km of highly magnetic sill and has the potential to host a significantly larger resource.

Prime's Barrambie project also contains numerous gold targets over 25kms of strike with a current pre-JORC target mineralization of 161,522t at 3.34g/t gold for 17,354 ounces. Barrambie contains structural similarities to Troy Resources NL (ASX Code; TRY) nearby Lord Nelson Gold mine, located near the town of Sandstone in Western Australia.

LAKE MASON URANIUM PROJECT REVIEW

Prime has commissioned a detailed low level radiometric/magnetic survey to be flown over its Lake Mason project area, commencing in March 2007. The objective is to define surface radiometric anomalies additional to Bolitho Bore and others for immediate follow up drill testing, and to define litho/chemical and hydrological trap sites where uranium mineralisation may have accumulated below the surface.

Prime holds a 100% interest in two tenements covering some 426km^2 located approximately 40km SW of BHP Billiton's Yeelirrie calcrete uranium deposit in Western Australia, the largest calcrete deposit in the world containing 52,000t of uranium (Refer Figure 1). Prime's tenements cover the Lake Mason drainage system and surrounding areas, which have formed over predominantly Archaean granitoids and minor greenstones. It is assumed that the Lake Mason and Yeelirrie lake systems evolved during similar climatic conditions over a similar granitoid basement, but historical records show that there has been no systematic exploration over the Lake Mason drainage system for uranium.

Minor previous exploration with shallow air core drilling at the Bolitho Bore has defined pre-JORC target mineralisation of approximately 170,000kg U3O8 (374,000lbs) of uranium. This mineralisation is open to the south under the lake, and open to the west (upstream) and east (downstream).

Several other areas along this defined channel are covered by either water or non-radioactive sheet-wash sands and sediments that may have obscured a radiometric response in previously flown widely spaced (200m – 400m) airborne surveys. Prime believes these areas of shallow cover offer an excellent opportunity for the discovery of additional blind (buried) or partly blind uranium mineralisation, using very detailed low level radiometric surveying.

A key feature in the targeting of calcrete uranium deposits is the identification of hydrological trap sites within the palaeochannel systems. Prime has also targeted the intersection of the east-west oriented Lake Mason palaeo-channel with the north-south oriented Booylgoo Range greenstone belt, and several significant bends in the channel, as potential trap sites for uranium mineralisation.

BARRAMBIE VANADIUM/IRON and GOLD PROJECT REVIEW

Prime has also commissioned a detailed low level radiometric/magnetic survey over the northern section of it Barrambie project area, following the completion of its Lake Mason survey. The objective of this survey is to define extensions to the known Barrambie vanadium/iron mineralisation (within the titaniferous magnetite horizons), and to define litho/structural positions favourable to the deposition of gold mineralisation.

Prime has an 80% interest in two tenements at Barrambie, located approximately 60 km NNW of Sandstone in Western Australia. The tenements are considered prospective for vanadium-titanium-iron and deposits of gold. The tenements cover 418km^2 of the Archaean Barrambie Greenstone Belt and enclosing granitoids. The centrally located Barrambie Sill, a layered mafic igneous complex, typically contains a core of concentrated vanadium bearing titaniferous-magnetite.

Reed Resources Ltd ("Reed") holds a vanadium-titanium-iron deposit in the Bay-Cove area, within a narrow 500 m wide, 11 km long mining lease which is centrally located within Prime's Barrambie project. Reed has published a JORC compliant Indicated and Inferred mineral resource of 39.2 Mt at an average grade of 0.49% V_2O_5 and 11.3 % TiO_2 and 22.3% Fe_2O_3 down to 80 metres depth over a strike length of 4.4 kilometres. Coarse airborne geophysical data and previous mapping, drilling and rock chip sampling indicate that Prime's tenements contain 24 strike kilometres of similar magnetic bodies. The new low-level airborne magnetic survey will largely define these bodies.

Previous exploration between 1985 and 1997 at Barrambie has defined the extensions of known gold mineralisation and also discovered new zones of mineralisation. Published pre-JORC target mineralisation spread over several deposits totals 161,522 tonnes at 3.34 g/t Au for 17,354 ounces. The planned airborne survey will help define gold targets within shear zones that are splays off the major north northwest trending Edale Fault, a structural position similar to the Lord Nelson deposit being mined by Troy Resources NL near Sandstone, approximately 80km to the SSE.

Yours Sincerely,

Vince Hyde

EXECUTIVE DIRECTOR
Prime Minerals Limited

Phone; +61 8 9488 5299 Fax; +61 8 9321 6699

Email; info@primeminerals.com.au Website; www.primeminerals.com.au


WILUNA TOWNSITE
Lakeway/Centipede (Nova) Uranium Deposit 9,000t U3O8
LAKE WAY
Yeelirrie (BHP Billiton) Uranium Deposit 52,000t U3O8
7,000,000
Gidgee Gold Mine
E57/688
Barrambie Vanadium, Iron & Gold Project
E57/689
6,950,000
E57/691
Bolitho Bore Uranium Deposit
Edale Fault
LAKE MASON
Lake Mason Uranium Project
E57/618
Youanmi Fault
SANDSTONE TOWNSITE
Bulchina Gold Mine (Troy Resources)
6,900,000
Lord Nelson Gold Mine (Troy Resources)
PORT HEDLAND
WILUNA
GERALDTON
Map Location
KALGOORLIE
PERTH
ESPERANCE
20 km
Legend
Deposit
Airfield
Settlement
Tenement Granted
Tenement Application
Quaternary Calcrete
Granite
Greenstone
Interpreted Shear

PRIME MINERALS LIMITED - Barambie & Lake Mason Location Plan - Figure 1

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

PRIME MINERALS LIMITED

ABN	Quarter ended ("current quarter")
61 120 658 497	31 DECEMBER 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (......months) $A'000
1.1	Receipts from product sales and related debtors		
1.2	Payments for (a) exploration and evaluation	(177)	(234)
	(b) development		
	(c) production		
	(d) administration		
1.3	Dividends received		
1.4	Interest and other items of a similar nature received		
1.5	Interest and other costs of finance paid	6	6
1.6	Income taxes paid		
1.7	Other (provide details if material)	(103)	(113)
	Net Operating Cash Flows	(274)	(341)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects		
	(b)equity investments		
	(c) other fixed assets		
1.9	Proceeds from sale of: (a)prospects		
	(b)equity investments		
	(c)other fixed assets		
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other (provide details if material)		
	Net investing cash flows	(274)	(341)
1.13	Total operating and investing cash flows (carried forward)	(274)	(341)

1.13	Total operating and investing cash flows (brought forward)	(274)	(341)
	Cash flows related to financing activities	2,200	2,440
1.14	Proceeds from issues of shares, options, etc.		
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (provide details if material)		
	Net financing cash flows	2,200	2,440
	Net increase (decrease) in cash held		
1.20	Cash at beginning of quarter/year to date	178	2,440
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	**2,097**	**2,097**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	200
4.2	Development	
	Total	**200**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	597	
5.2	Deposits at call	1,500	
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	**2,097**	

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	32,350,001	12,175,001		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	32,350,000	12,175,000		
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	2,200,000		*Exercise price* *$0.20*	*Expiry date* *31 OCTOBER 2009*
7.8	Issued during quarter	2,000,000		$0.20	31 OCTOBER 2009
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date:31 JANUARY 2007
(Director/Company secretary)

Print name: VINCE HYDE

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END